

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine-month periods ended
September 30, 2008 and 2007
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

(Translation of financial statements originally issued in Spanish – See Note 2b)

_____

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$: Thousands of Chilean pesos.

 **ERNST & YOUNG**

Ernst & Young Chile
Huérfanos 770, piso 5
Santiago
Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.ey.com/cl

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

We conducted a review of the consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. (the "Company") and subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of income and cash flows for the six-month periods then ended. These interim financial statements and the related notes are the responsibility of the Company's management.

We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists primarily of applying analytical review procedures and of inquiries of employees responsible for financial and accounting matters. The scope of our reviews is substantially less than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is expressing an opinion on the financial statements taken as a whole. Consequently, the interim consolidated financial statements as of September 30, 2008 and 2007 have not been audited and therefore we are in no position to express an opinion on these interim consolidated financial statements.

Based on our reviews of the interim consolidated financial statements as of September 30, 2008 and 2007, we are not aware of any significant adjustments that should be made to the financial information in conformity with generally accepted accounting principles in Chile.

As indicated in Note 32 to the consolidated financial statements, on October 14, 2008 the subsidiary, Telefónica Asistencia y Seguridad S.A., proceeded to sign a contract for the sale of realizable and real assets and assignment of the company's customers to the company Prosegur Activa Chile Servicios Limitada.



Andrés Marchant V.

ERNST & YOUNG LTDA.

Santiago, October 22, 2008

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30,2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

ASSETS	Notes	2008	2007	LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2008	2007
		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				**CURRENT LIABILITIES**			
Cash		7,568,759	9,120,284	Short-term portion of long-term obligations with banks			
Time deposits	(34)	46,454,224	52,701,999	and financial institutions	(15)	1,799,534	2,720,630
Marketable securities, net	(4)	7,692,641	3,779,983	Bonds	(17)	2,831,421	2,866,945
Accounts receivable, net	(5)	160,310,340	196,736,527				
Notes receivable, net	(5)	4,241,806	4,432,992	Current maturities of other long-term obligations		21,747	19,389
Other receivables	(5)	6,899,310	6,398,276	Dividends payable		1,656,616	1,923,601
Accounts receivable from related companies	(6 a)	26,654,600	19,649,321	Trade accounts payable	(35)	143,130,576	156,199,259
Inventory, net		8,183,355	7,363,471	Other accounts payable	(36)	12,918,381	31,071,223
Prepaid taxes		30,522,736	22,346,203	Accounts payable to related companies	(6 b)	46,198,368	37,694,460
Prepaid expenses		4,376,083	3,977,375	Accruals	(18)	11,384,290	9,043,532
Deferred taxes	(7 b)	21,614,708	16,589,177	Withholdings		12,033,170	12,825,583
Other current assets	(8)	23,948,835	12,480,651	Deferred revenue		6,616,958	4,854,731
				Other current liabilities		1,145,754	2,336,454
TOTAL CURRENT ASSETS		348,467,397	355,576,259	**TOTAL CURRENT LIABILITIES**		239,736,815	261,555,807
PROPERTY, PLANT AND EQUIPMENT	(10)			**LONG-TERM LIABILITIES**			
Land		31,495,612	31,795,558	Obligations with banks and			
Buildings and improvements		915,471,703	911,844,160	financial institutions	(16)	350,268,549	353,712,952
Machinery and equipment		3,312,265,304	3,223,120,483	Long-term bonds	(17)	73,459,187	74,824,852
Other property, plant and equipment		385,805,924	397,117,444	Miscellaneous receivables	(36)	36,840,771	38,601,589
Technical revaluation		10,809,798	10,869,125	Accruals	(18)	42,129,928	38,714,100
Accumulated depreciation		(3,382,490,787)	(3,216,571,671)	Deferred taxes, net	(7 b)	46,165,674	51,906,721
				Other liabilities		3,402,328	3,961,689
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,273,357,554	1,358,175,099	**TOTAL LONG-TERM LIABILITIES**		552,266,437	561,721,903
				MINORITY INTEREST	(20)	15,735	101,234
OTHER LONG-TERM ASSETS				**SHAREHOLDERS' EQUITY**			
Investments in related companies	(11)	9,564,492	9,947,853	Paid-in capital	(21)	865,492,121	919,883,075
Investments in other companies		4,798	4,798	Price-level restatement of paid-in capital		60,386,095	47,287,313
Goodwill, net	(12)	15,341,642	16,951,983	Other reserves		(3,258,710)	(3,199,809)
Other receivables	(5)	37,202,590	14,912,762	Retained earnings		8,272,327	10,867,174
Intangibles	(13)	46,454,122	45,067,335	Period earnings:		8,272,327	10,867,174
Accumulated amortization	(13)	(25,223,682)	(19,505,655)				
Other non-current assets	(14)	17,741,907	17,086,263				
TOTAL LONG-TERM ASSETS		101,085,869	84,465,339	**TOTAL SHAREHOLDERS' EQUITY**		930,891,833	974,837,753
TOTAL ASSETS		1,722,910,820	1,798,216,697	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**		1,722,910,820	1,798,216,697

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

		2008 ThCh$	2007 ThCh$
OPERATING INCOME:			
Sales		503,018,083	503,940,769
Cost of sales		(348,151,794)	(340,168,284)
Gross profit		**154,866,289**	**163,772,485**
Administrative and selling expenses		(117,932,302)	(114,088,806)
OPERATING INCOME		**36,933,987**	**49,683,679**
NON-OPERATING INCOME:			
Interest income		4,011,275	3,859,309
Equity participation in income of related companies	**(11)**	1,127,693	1,471,855
Other non-operating income	**(22a)**	3,938,893	4,029,370
Equity participation in loss of related companies	**(11)**	(16,157)	-
Amortization of goodwill	**(12)**	(1,254,891)	(1,254,891)
Interest expenses		(22,798,594)	(14,120,500)
Other non-operating expenses	**(22b)**	(14,266,152)	(9,983,472)
Price-level restatement, net	**(23)**	21,998,219	3,567,706
Foreign currency translation, net	**(24)**	213,676	(523,957)
NON-OPERATING LOSS NET		**(7,046,038)**	**(12,954,580)**
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		**29,887,949**	**36,729,099**
Income taxes	**(7d)**	(21,865,484)	(26,183,594)
INCOME BEFORE MINORITY INTEREST		**8,022,465**	**10,545,505**
Minority interest	**(20)**	249,862	321,669
NET INCOME		**8,272,327**	**10,867,174**

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008 ThCh$	2007 ThCh$
NET CASH **FROM OPERATING ACTIVITIES**	**141,235,479**	**186,387,052**
Net income	**8,272,327**	**10,867,174**
Sale of assets:	**(2,690,465)**	**(2,085,226)**
Net income on sale of property, plant and equipment	(2,690,465)	(2,085,226)
Charges (credits) to income that do not represent **cash flows:**	**174,356,026**	**190,073,244**
Depreciation	157,027,950	170,223,862
Amortization of intangibles	4,054,375	4,677,789
Provisions and write offs	26,676,397	16,073,924
Accrued equity participation in income of related companies	(1,127,693)	(1,471,855)
Accrued equity participation in loss of related companies	16,157	-
Amortization of goodwill	1,254,891	1,254,891
Price-level restatement, net	(21,998,219)	(3,567,706)
Foreign currency translation, net	(213,676)	523,957
Other credits to income that do not represent cash flows	(156,238)	(708,532)
Other charges to income that do not represent cash flows	8,822,082	3,066,914
Changes in operating assets **(increase) decrease:**	**18,151,093**	**(13,049,533)**
Trade accounts receivable	9,967,626	(8,355,565)
Inventory	(1,030,449)	(2,686,511)
Other assets	9,213,916	(2,007,457)
Changes in operating liabilities **increase (decrease):**	**(56,603,640)**	**903,062**
Accounts payable related to operating activities	(28,973,142)	33,217,199
Interest payable	(161,556)	1,378,861
Income taxes payable, net	208,691	(19,670,053)
Other accounts payable related to non-operating Activities	(25,985,516)	(7,805,273)
V.A.T. and other similar taxes payable	(1,692,117)	(6,217,672)
Net loss from minority interest	**(249,862)**	**(321,669)**

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008 ThCh$	2007 ThCh$
NET CASH FLOWS USED IN FINANCING ACTIVITIES	**(61,837,163)**	**(70,320,723)**
Dividends paid	(20,438,640)	(14,591,646)
Capital distribution	(40,651,809)	(54,980,339)
Payment of bonds	(746,714)	(748,738)
NET CASH USED IN INVESTING ACTIVITIES	**(94,359,532)**	**(90,899,433)**
Sale of property, plant and equipment	3,875,812	-
Sale of other investments	19,614,801	17,403,366
Acquisition of property, plant and equipment	(96,500,980)	(108,302,799)
Other investment activities	(21,349,165)	-
NET CASH FLOWS FOR THE PERIOD	**(14,961,216)**	**25,166,896**
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	**(5,464,369)**	**(2,837,463)**
NET DECREASE OF CASH AND CASH EQUIVALENTS	**(20,425,585)**	**22,329,433**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**83,967,491**	**47,470,808**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**63,541,906**	**69,800,241**

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

1. **Composition of Consolidated Group and Registration in the Securities Registry:**

   a) Compañía de Telecomunicaciones de Chile ("Telefónica Chile," the "Parent Company" when referred to on an individual basis or the "Company" when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance ("SVS").

   b) Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES	TAXPAYER No.	Registration Number	Participation (direct & indirect) 2008 %	2007 %
Telefónica Larga Distancia S.A.	96,551,670-0	456	99.89	99.87
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. **Summary of Significant Accounting Policies:**

   (a) **Accounting year:**

   The consolidated financial statements correspond to the nine-month periods ended September 30, 2008 and 2007.

   (b) **Basis of preparation:**

   These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") and standards set forth by the Chilean Superintendency of Securities and Insurance ("SVS").

   In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States ("US GAAP") or International Financial Reporting Standards ("IFRS"). For the convenience of the reader, these financial statements have been translated from Spanish to English.

   The Company's consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard ("GAAS") No. 45 Section No. 722, issued by the Chilean Association of Accountants.

   (c) **Basis of presentation:**

   The consolidated financial statements for 2007 and their notes have been adjusted by 9.24% in order to allow for comparison with the 2008 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2007 consolidated financial statements.

   (d) **Basis of consolidation:**

   These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recorded under Minority Interest (Note 20).

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

2.   **Summary of Significant Accounting Policies**, continued**:**

(d)   Basis of consolidation, continued:

Companies included in consolidation:

As of September 30, 2008 and 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries, as follows:

TAXPAYER No.	Company Name	Ownership Percentage			
		2008			**2007**
		Direct	**Indirect**	**Total**	**Total**
96,551,670-0	Telefónica Larga Distancia S.A.	99.89	-	99.89	99.87
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A.	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (1)	-	-	-	99.99
96,811,570-7	Instituto Telefónica Chile S.A.	-	99.99	99.99	99.99

1) On October 1, 2007 Telefónica Chile dissolved subsidiary Telefónica Internet Empresas S.A. by acquiring all the participation held by third parties, equivalent to 0.0005%, thus gathering all the stock of that company in Telefónica Chile.

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

2.   **Summary of Significant Accounting Policies**, continued**:**

(e)   Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the Chilean Customer Price Index (CPI) as of September 30, 2008 and 2007, for initial balances, is 6.9% and 5.1%, respectively.

(f)   Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, Yen (JPY), UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end, as follows:

YEAR	US$	EURO	BRAZILIAN REAL	JPY	UF
2008	551.31	775.51	289.96	5.18	20,988.34
2007	511.23	729.29	279.36	4.45	19,178.94

Foreign currency translation differences resulting from the application of this standard are credited or debited to income for the period.

(g)   Time deposits:

Time deposits are presented in accordance with the value of invested capital plus readjustments, if applicable, and accrued interest as of each period-end.

(h)   Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each period end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(i)   Inventory:

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j)   Allowance for doubtful accounts:

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

2. **Summary of Significant Accounting Policies**, continued**:**

(k) **Property, plant and equipment:**

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979, are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) **Depreciation of property, plant and equipment:**

Depreciation has been calculated and accounted for on the basis of the previously indicated values, through the application of fixed factors determined in accordance with the estimated useful lives of the assets. The Company's average annual financial depreciation rate is approximately 7.89% for 2008 and 8.20% for 2007.

Estimated useful lives are summarized as follows:

Assets	Range of years
Building	40
Switchboard telephone equip.	7 to 12
Subscriber equipment	2 to 4
External plant	20 to 40
Office furniture and equip.	4 to 10
Software	3
Other	4 to 10

(m) **Leased assets:**

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

(n) **Intangibles:**

i) **Rights to underwater cable:**

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years (Note 13).

ii) **Software licenses:**

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years (Note 13).

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

2. **Summary of Significant Accounting Policies**, continued**:**

(o) **Investments in related companies:**

These investments are accounted for under the equity method, which recognizes the investor's share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(p) **Goodwill:**

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization years have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated year of return on the investment (Note 12).

(q) **Transactions with repurchase agreements:**

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(r) **Bonds:**

Bonds payable are recorded under liabilities at the par value of the issued bonds (Note 17). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 14).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 14).

(s) **Current and deferred income taxes:**

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletin No. 60 and complementary technical bulletins subsequently issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

(t) **Staff severance indemnities:**

For employees who qualify for this benefit, the Company's staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service year of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees' future service years (Notes 8 and 14).

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

2.   **Summary of Significant Accounting Policies**, continued**:**

(u)   Revenue recognition:

The Company's revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements, provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(v)   Foreign currency forwards:

The Company has signed foreign currency hedge future contracts which have been entered into to hedge against changes in the exchange rate of its current obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, being reflected in the balance sheet as only the net right or obligation at period end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(w)   Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable.

(x)   Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(y)   Cumulative translation adjustment:

In this shareholders' equity reserve account, the Company recognizes the difference between the variation in the exchange rate and the consumer price index (C.P.I.) originated in the restatement of its investment abroad and its goodwill, which are controlled in United States dollars. The balance of this account is recognized as income in the same year in which the net income or loss is recognized on the total or partial disposal of these investments.

(z)   Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No. 1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents.

Cash flows related to the Company's operations and all those not defined as resulting from investing or financing activities are included under "Cash Flows from Operating Activities".

2.   **Summary of Significant Accounting Policies**, continued**:**

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

(aa) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic, determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the year in which these are incurred, recording the net receivable and payable for each counterparty where the legal right to offset exists under "Accounts Receivable" or "Accounts Payable," as applicable.

3. **Accounting Changes:**

a) Accounting Changes:

During the periods covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

b) Changes in estimations:

Change in the rotation rate actuarial hypothesis:

During the first half of 2008 the Company evaluated the rotation rate used to calculate the staff severance indemnities provision. After concluding the evaluation the Company decided to increase the rotation rate from 2.34% to 5.46%. As a result of this modification in 2008 the Company recorded a deferred tax asset of ThCh$5,356,385 (historical) which will be amortized over the period of future permanence of employees entitled to this benefit.

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

4. **Marketable Securities:**

The balance of marketable securities is as follows:

Description	2008 ThCh$	2007 ThCh$
Publicly offered promissory notes	7,692,641	3,779,983
Total	**7,692,641**	**3,779,983**

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	**Maturity**		**Amount ThCh$**	**Rate %**		
BCP0800709	Jul 14,2008	Jul 01,2009	1,000,000	1,018,899	8.00%	1,018,899	(1,642)
BCP0600109	Sep 03,2008	Jan 02,2009	2,500,000	2,520,699	5.00%	2,525,932	-
BCP0800709	Sep 24,2008	Jul 01,2009	769,600	752,151	8.00%	761,369	-
BCP0600109	Sep 26,2008	Jan 02,2009	72,100	70,585	5.00%	71,017	-
BCP0600809	Sep 26,2008	Aug 03,2009	1,040,000	976,067	8.00%	976,067	(13,558)
PDBC080609	Sep 24,2008	Jun 08,2009	2,358,986	2,354,240	5.00%	2,354,240	(8,037)
		Total	**7,740,686**	**7,692,641**		**7,707,524**	**(23,237)**

(1) The book value is presented net of the provision.

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

5. **Current and long-term receivables:**

Details of current and long-term receivables are as follows:

Description	Current									Long-term	
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)					
	2008	2007	2008	2007	2008	2008		2007		2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$
Accounts receivable	**255,364,028**	**267,978,540**	**7,590,720**	**6,196,818**	**262,954,748**	**160,310,340**	**100.00**	**196,736,527**	**100.00**	**1,746,320**	**309,972**
Fixed telephone service	202,855,599	213,077,307	3,969,253	2,720,860	206,824,852	117,682,878	73.41	150,020,864	76.25	-	-
Long distance	27,728,518	27,702,838	16,382	-	27,744,900	19,069,529	11.90	20,044,165	10.19	-	-
Communications corporate	21,191,818	21,651,029	2,388,877	2,824,780	23,580,695	20,907,620	13.04	22,399,006	11.39	-	-
Other	3,588,093	5,547,366	1,216,208	651,178	4,804,301	2,650,313	1.65	4,272,492	2.17	-	-
Allowance for doubtful accounts	(102,644,408)	(77,438,831)	-	-	(102,644,408)	-		-		-	-
Notes receivable	**7,000,367**	**7,544,465**	**892,932**	**868,458**	**7,893,299**	**4,241,806**		**4,432,992**		**-**	**-**
Allowance for doubtful notes	(3,651,493)	(3,979,931)	-	-	(3,651,493)	-		-		-	-
Miscellaneous accounts receivable	**5,470,179**	**4,602,117**	**1,429,131**	**1,796,159**	**6,899,310**	**6,899,310**		**6,398,276**		**35,456,270**	**14,602,790**
Allowance for doubtful accounts	**-**	**-**	**-**	**-**	**-**	**-**		**-**		**-**	**-**
								Long-term receivables		37,202,590	14,912,762

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related entities:**

a) **Receivables from related parties are as follows:**

Taxpayer No.	Company	Short-term		Long-term	
		2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
87,845,500-2	Telefónica Móviles Chile S.A.	6,805,421	6,493,307	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	-	1,110	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	33,689	41,301	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	540,962	925,717	-	-
96,834,230-4	Terra Networks Chile S.A.	845,258	1,051,058	-	-
96,895,220-k	Atento Chile S.A.	807,966	764,368	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	700,762	1,249,430	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	30,594	12,124	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	143,197	179,809	-	-
Foreign	Telefónica de España	1,989,163	1,708,116	-	-
Foreign	Telefónica Móviles El Salvador	2,572	4,704	-	-
Foreign	Telefónica Móviles de Argentina S.A.	43,088	47,069	-	-
Foreign	Telefónica Móviles de Panamá	-	11,767	-	-
Foreign	Telefónica Móviles de Perú	-	35,302	-	-
Foreign	Telefónica Móviles de Colombia S.A.	737	51,776	-	-
Foreign	Telefónica Celular de Nicaragua	557	7,060	-	-
Foreign	Telefónica LD Puerto Rico	34,320	232,006	-	-
Foreign	Telefónica Data Corp USA Inc.	52,535	21,484	-	-
Foreign	Telefónica Data Corp España	33,629	1,479,856	-	-
Foreign	Telefónica Argentina	5,078,925	46,408	-	-
Foreign	Telefónica Soluciones de Informática y Comunicaciones España	1,522,633	1,663,314	-	-
Foreign	Telefónica International Wholesale Services España	83,210	150,547	-	-
Foreign	Telefónica Perú	3,028,671	486,334	-	-
Foreign	Telecomunicaciones Sao Paulo	234,507	204,752	-	-
Foreign	Telefónica Multimedia Perú S.A.C.	79,385	85,019	-	-
Foreign	Telefónica S.A.	104,481	110,614	-	-
Foreign	Telefónica Internacional S.A.	391,913	324,337	-	-
Foreign	Telefónica Móviles Guatemala	8,473	21,185	-	-
Foreign	Terra Networks Brasil	17,236	18,827	-	-
Foreign	Terra Networks México	-	2,353	-	-
Foreign	Terra Networks Perú	-	2,353	-	-
Foreign	Telefónica Servicios Comerciales Perú S.A.C.	-	2,353	-	-
Foreign	Fundación Telefónica Perú	-	2,353	-	-
Foreign	Fundación Telefónica Brasil	-	2,353	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	-	2,353	-	-
Foreign	Pegaso Recursos Humanos México S.A. de C.V	-	54,129	-	-
Foreign	Media Networks Perú S.A.C.	-	2,353	-	-
Foreign	Colombia Telecomunicaciones	207,807	127,088	-	-
Foreign	Otecel Ecuador	39,864	50,965	-	-
Foreign	Telcel Venezuela	3,723,299	1,941,666	-	-
Foreign	Atento Colombia S.A.	34,908	2,059	-	-
Foreign	Vivo Brasil	-	28,242	-	-
Foreign	Telefónica Investigación y Desarrollo	34,838	-	-	-
	Totals	**26,654,600**	**19,649,321**	-	-

There have been charges and credits recorded to current accounts with these companies for the invoicing of sales of materials, equipment and services.

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related entities,** continued:

b) **Payables to related parties are as follows:**

Taxpayer No.	Company	Short-term		Long-term	
		2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
96,527,390-5	Telefónica Internacional Chile S.A.	1,145,963	490,252	-	-
96,834,230-4	Terra Networks Chile S.A.	4,332,520	4,734,666	-	-
96,895,220-k	Atento Chile S.A.	5,060,521	6,626,991	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	7,870,621	7,181,811	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	13,733,728	13,874,480	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	121,676	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	156,342	13,718	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	30,465	91	-	-
Foreign	Telefónica S.A.	669,965	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	137	150	-	-
Foreign	Telefónica Argentina	3,501,153	1,697,636	-	-
Foreign	Telefónica de España	901,389	-	-	-
Foreign	Telefónica Perú	2,179,729	204,253	-	-
Foreign	Telefónica Móviles Guatemala	17,698	38,556	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	20,720	28,616	-	-
Foreign	Telefónica International Wholesale Services España	-	405,511	-	-
Foreign	Otecel S.A.	6,877	-		
Foreign	Telefónica Puerto Rico	54,119	15,366		
Foreign	Telefónica Investigación y Desarrollo	949,660	397,719		
Foreign	Telecomunicaciones Sao Paulo	3,709,476	763,553		
Foreign	Televisión Federal S.A.	13,397	-	-	-
Foreign	Televisión Servicios de Música S.A.U.	90,987	-	-	-
Foreign	SP Telecomunicaciones Holding Ltda.	-	73,869		
Foreign	Telcel Venezuela	183,995	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	1,791	-	-	-
Foreign	Colombia Telecomunicaciones	378,080	17,574	-	-
Foreign	Media Networks Perú S.A.C.	15,825	-	-	-
Foreign	Telecomunicaciones Multimedia S.A.C.	1,051,534	1,129,648	-	-
	Total	**46,198,368**	**37,694,460**	**-**	**-**

As per Article No. 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related companies,** continued:

c) **Transactions (1):**

Company	RUT	Nature of the Relationship	Transaction Description	2008		2007	
				ThCh$	(Charge)/Credit to income ThCh$	ThCh$	(Charge)/Credit to income ThCh$
Telefónica España	Foreign	Related, Parent Company	Sales	976,471	976,471	-	-
			Purchases	(559,131)	(559,131)	-	-
Telefónica Data Usa Inc.	Foreign	Related, Parent Company	Sales	24,839	24,839	6,676	6,676
			Purchases	(207)	(207)	(9,910)	(9,910)
Telefónica Móviles España S.A.	Foreign	Related, Parent Company	Sales	-	-	1,744,926	1,744,926
			Purchases	-	-	(453,413)	(453,413)
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Sales	6,546	6,546	-	-
			Purchases	(171,737)	(171,737)	(553,339)	(553,339)
Terra Networks Chile S.A.	96,834,230-4	Related, Parent Company	Sales	636,331	636,331	1,762,537	1,762,537
			Purchases	(6,277,583)	(6,277,583)	(9,885,492)	(9,885,492)
Atento Chile S.A.	96,895,220-k	Sister Association	Sales	1,316,879	1,316,879	1,379,374	1,379,374
			Purchases	(17,949,878)	(17,949,878)	(20,015,107)	(20,015,107)
Telefónica Argentina	Foreign	Related, Parent Company	Sales	1,788,689	1,788,689	2,093,086	2,093,086
			Purchases	(2,281,244)	(2,281,244)	(3,518,694)	(3,518,694)
Telecomunicaciones de Sao Paulo	Foreign	Related, Parent Company	Sales	103,878	103,878	61,977	61,977
			Purchases	(2,770,072)	(2,770,072)	(65,357)	(65,357)
Telefónica Guatemala	Foreign	Related, Parent Company	Sales	11,761	11,761	17,787	17,787
			Purchases	(31,483)	(31,483)	(92,784)	(92,784)
Telefónica Perú	Foreign	Related, Parent Company	Sales	1,512,453	1,512,453	141,336	141,336
			Purchases	(947,612)	(947,612)	(1,297,279)	(1,297,279)
Telefónica LD Puerto Rico	Foreign	Related, Parent Company	Sales	29,029	29,029	6,950	6,950
			Purchases	(43,048)	(43,048)	(29,491)	(29,491)
Telefónica El Salvador	Foreign	Related, Parent Company	Sales	2,636	2,636	9,416	9,416
			Purchases	(53,986)	(53,986)	(81,877)	(81,877)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Related, Parent Company	Sales	1,072,287	1,072,287	754,015	754,015
			Purchases	-	-	(1,239)	(1,239)
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related, Parent Company	Sales	68,405	68,405	68,112	68,112
			Purchases	(436,511)	(436,511)	-	-
Telefónica International Wholesale Services América	Foreign	Related, Parent Company	Sales	-	-	105	105
			Purchases	(823,884)	(823,884)	(1,162,627)	(1,162,627)
Telefónica Gestión de Serv.Compartidos España	Foreign	Related, Parent Company	Sales	-	-	299	299
			Purchases	-	-	(171,992)	(171,992)
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related, Parent Company	Sales	10,304	10,304	9,308	9,308
			Purchases	(47,484)	(47,484)	(136,823)	(136,823)
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Related, Parent Company	Sales	125,408	125,408	136,776	136,776
Telefónica International Wholesale Services USA	Foreign	Related, Parent Company	Purchases	(6,970)	(6,970)	(134)	(134)
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Related, Parent Company	Sales	904,386	904,386	1,237,295	1,237,295
			Purchases	(9,428,725)	(9,428,725)	(5,899,461)	(5,899,461)
			Interest expense	(97,161)	(97,161)	-	-
Telefónica International Wholesale Services Uruguay	Foreign	Related, Parent Company	Sales	-	-	5,730	5,730
			Purchases	-	-	(1,491,704)	(1,491,704)
Telefónica Móviles Chile S.A.	87,845,500-2	Related, Parent Company	Sales	15,912,495	15,912,495	14,784,594	14,784,594
			Purchases	(33,650,352)	(33,650,352)	(38,846,839)	(38,846,839)
Telefónica Investigación y Desarrollo S.A.	Foreign	Related, Parent Company	Purchases	(141,391)	(141,391)	(49,655)	(49,655)
Terra Internacional S.A.	Foreign	Related, Parent Company	Sales	11,157	11,157	89,500	89,500
			Purchases	(169,535)	(169,535)	-	-
Telefónica Mobile Solutions Chile S.A.	Foreign	Related, Parent Company	Sales	-	-	1	1
Telefónica S.A.	Foreign	Related, Parent Company	Purchases	(447,085)	(447,085)	-	-
Atento Colombia S.A.	Foreign	Related, Parent Company	Sales	30,721	30,721	-	-
Telefónica Gestión de Ss.Compartidos Perú S.A.C.	Foreign	Related, Parent Company	Purchases	(895)	(895)	-	-
Telefónica Multimedia S.A.C	Foreign	Related, Parent Company	Purchases	(1,462,992)	(1,462,992)	-	-
Media Networks Perú S.A.C.	Foreign	Related, Parent Company	Purchases	(25,710)	(25,710)	-	-
Televisión Federal S.A.	Foreign	Related, Parent Company	Purchases	(23,110)	(23,110)	-	-
Tevefe Comercialización S.A.	Foreign	Related, Parent Company	Purchases	(3,399)	(3,399)	-	-
Otecel S.A.	Foreign	Related, Parent Company	Sales	191,213	191,213	-	-
			Purchases	(24,254)	(24,254)	-	-
Telcel (Venezuela)	Foreign	Related, Parent Company	Sales	3,457,396	3,457,396	-	-
			Purchases	(168,012)	(168,012)	-	-
Colombia Telecomunicaciones S.A.E.S.P.(Telecom.)	Foreign	Related, Parent Company	Sales	124,159	124,159	-	-
			Purchases	(153,831)	(153,831)	-	-
Telefónica Data Corp España	Foreign	Related, Parent Company	Sales	-	-	186,554	186,554
Telefónica Celular de Nicaragua	Foreign	Related, Parent Company	Purchases	(581)	(581)	-	-

(1) Includes all transactions performed with related companies.

September 30, 2008 and 2007
(Translation of a financial statements originally issued in Spanish – see Note 2b)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related companies,** continued:

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term contractual terms denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

7. **Current and deferred income taxes:**

a) **General information:**

As of September 30, 2008 and 2007, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$77,501,546 and ThCh$96,458,542 respectively.

In addition, as of September 30, 2008 and 2007, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries' respective taxable income of ThCh$36,351,022 and ThCh $38,992,655, respectively.

As of September 30, 2008 and 2007, accumulated tax losses of subsidiaries amount to ThCh$23,556,288 and ThCh$10,552,141, respectively.

According to current legislation, tax years eventually subject to review by the fiscal authority, contemplate most of the taxes that affect the Company's operations and transactions generated from 2004 to date.

In the normal development of its operations, the company is subject to the regulation and oversight of the Chilean Internal Revenue Service; therefore differences could arise in the application of criteria used to determine taxes. Management believes, based on the information available to date, that there are no significant additional liabilities to those already recorded for that concept in the financial statements.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained Taxable Earnings w/15% credit ThCh$	Retained Taxable Earnings w/16% credit ThCh$	Retained Taxable Earnings w/16.5% credit ThCh$	Retained Taxable Earnings w/17% credit ThCh$	Retained Taxable Earnings w/o credit ThCh$	Amount of credit ThCh$
Telefónica Larga Distancia S.A.	2,508,702	950,471	680,429	111,847,001	5,142,292	23,666,599
Telefónica Empresas Chile S.A.	-	-	53	32,601,451	1,768,098	6,677,407
Telefónica Gestión Servicios Compartidos S.A.	-	-	-	491,831	44,949	100,736
Telefónica Chile S.A.	112	-	6,555,026	206,569,740	35,482,331	43,604,726
Totals	**2,508,814**	**950,471**	**7,235,508**	**351,510,023**	**42,437,670**	**74,049,468**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. **Current and deferred income taxes**, continued:

b) **Deferred taxes:**

As of September 30, 2008 and 2007, the net deferred tax liabilities amounted to ThCh$24,550,966 and ThCh$35,317,544, respectively, detailed as follows:

Description	2008				2007			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$
Allowance for doubtful accounts	17,629,026	-	-	-	12,436,674	-	-	-
Vacation accrual	694,272	-	-	-	623,812	-	-	-
Benefits for tax losses	-	4,004,569	-	-	-	1,793,864	-	-
Staff severance indemnities	181,834	7,111	-	2,934,731	-	1,935	-	3,942,538
Property, plant and equipment	-	634,017	-	137,070,323	-	676,015	-	152,099,914
Leased assets and liabilities	-	38,151	-	82,680	-	41,155	-	84,389
Capitalized IPAS value difference	-	67,627	-	207,760	-	295,118	-	157,114
Deferred charges for capitalized disbursements and sale of	-	-	-	275,125			-	236,319
Software development	-	-	-	2,789,827	-		-	4,068,355
Incentives provision	221,644	-	-	-	211,967	-	-	-
Obsolescence provision	864,713	-	-	-	412,001	-	-	-
Collective negotiation bonus	-	-	-	23,948	-	-	-	120,589
Other	2,026,328	1,166,319	3,109	554,356	2,950,175	817,875	45,452	878,616
Subtotal	**21,617,817**	**5,917,794**	**3,109**	**143,938,750**	**16,634,629**	**3,625,962**	**45,452**	**161,587,834**
Complementary accounts net of accumulated amortization	-	(773,780)	-	(92,629,062)	-	(894,750)	-	(106,949,901)
Sub-Total	**21,617,817**	**5,144,014**	**3,109**	**51,309,688**	**16,634,629**	**2,731,212**	**45,452**	**54,637,933**
Reclassification of taxes	(3,109)	(5,144,014)	(3,109)	(5,144,014)	(45,452)	(2,731,212)	(45,452)	(2,731,212)
Total	**21,614,708**	**-**	**-**	**46,165,674**	**16,589,177**	**-**	**-**	**51,906,721**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. **Current and deferred income taxes**, continued:

c) **Income tax reconciliation:**

As of September 30, 2008 and 2007 the reconciliation of tax expense to interest income before taxes is detailed as follows:

Description	2008		2007	
	Base ThCh$	17% Tax Rate ThCh$	Base ThCh$	17% Tax Rate ThCh$$
Income before taxes	**29,887,949**	**5,080,951**	**36,729,099**	**6,243,947**
Permanent differences	**31,032,021**	**5,275,444**	**48,041,273**	**8,167,017**
Difference in price-level restatement equity valuation and financial and tax investments	44,382,286	7,544,989	38,335,378	6,517,014
Income from investments in related companies (equity method)	(15,413,385)	(2,620,276)	(17,081,021)	(2,903,774)
Other permanent differences	2,063,120	350,731	26,786,916	4,553,777
Temporary Differences	**52,932,598**	**8,998,542**	**50,680,825**	**8,615,740**
Difference in financial and tax depreciation	5,917,858	1,006,036	35,437,180	6,024,321
Subsidiary tax loss for the period	14,490,961	2,463,463	6,876,035	1,168,926
Other temporary differences	32,523,779	5,529,043	8,367,610	1,422,493
Total consolidated first category income tax base	**113,852,568**	**19,354,937**	**135,451,197**	**23,026,704**
Tax loss accumulated	**(23,556,288)**	**(4,004,569)**	**(10,552,141)**	**(1,793,864)**
Total consolidated first category tax base	**90,296,280**	**15,350,368**	**124,899,056**	**21,232,840**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. **Current and deferred income taxes**, continued:

d) **Income tax detail:**

The current tax expense recorded by the Company in the periods 2008 and 2007 resulted from the following items:

Description	2008 ThCh$	2007 ThCh$
Common tax expense before tax credit (income tax 17%)	19,354,937	23,026,704
Current tax expense (non-deductible expenses Art. 21, 35%)	17,200	48,965
Tax expense adjustment	1,069,550	391,100
Current income tax subtotal	**20,441,687**	**23,466,769**
- Current year deferred taxes	(8,998,543)	(8,615,740)
- Effect of amortization of complementary accounts for deferred assets and liabilities	10,422,340	11,332,565
Deferred tax subtotal	**1,423,797**	**2,716,825**
Total income expense tax	**21,865,484**	**26,183,594**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

8.   Other Current Assets:

Details of other current assets are as follows:

Description	2008 ThCh$	2007 ThCh$
Fixed income securities purchased with resale agreement (Note 9)	9,518,923	7,977,958
Deferred union contract bonus (1)	1,434,447	1,493,613
Deferred higher bond discount rate (Note 25)	255,910	259,824
Deferred disbursements for placement of bonds (Note 25)	144,421	145,229
Deferred disbursements for foreign financing proceeds (2)	361,021	399,839
Exchange insurance receivable	3,548,333	693,219
Unearned income on cash flows coverage	6,336,575	-
Deferred staff severance indemnities charges (3)	1,688,910	1,322,159
Others	660,295	188,810
Total	**23,948,835**	**12,480,651**

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 14).

During July and November 2007, subsidiary Telefónica Larga Distancia S.A. negotiated collective agreements with its employees for 26 and 48 months, respectively, granting them, among other benefits, a special negotiation bonus. Those bonuses were paid in one installment in the previously indicated months and are deferred using the straight-line method over the term of the collective agreements. The long-term portion is recorded under Others (of Other Assets) (Note 14).

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets) (Note 14).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 14).

9.   Information regarding sales commitment transactions (agreements):

Code	Dates Inception	Dates End	Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$
CRV	Sept 11, 2008	Oct 1, 2008	BBVA	Ch$	800,000	8.04%	803,573	PDBC260209	803,395
CRV	Sept 16, 2008	Oct 2, 2008	BBVA	Ch$	1,800,000	8.04%	1,806,432	PDBC031008	1,805,628
CRV	Sept 17, 2008	Oct 6, 2008	HSBC	Ch$	1,748,459	8.16%	1,755,989	BCP0600210	1,753,611
CRV	Sept 17, 2008	Oct 6, 2008	HSBC	Ch$	417,437	8.16%	419,235	BCU0301012	418,667
CRV	Sept 17, 2008	Oct 6, 2008	HSBC	Ch$	296,823	8.16%	298,101	BCU0500909	297,698
CRV	Sept 17, 2008	Oct 6, 2008	HSBC	Ch$	37,281	8.16%	37,442	CERO010212	37,391
CRV	Sept 17, 2008	Oct 8, 2008	HSBC	Ch$	900,000	8.16%	904,284	BCU0500909	902,652
CRV	Sept 30, 2008	Oct 7, 2008	Banco Estado	Ch$	3,499,882	7.68%	3,505,108	PDBC110509	3,499,881
			Totals		**9,499,882**		**9,530,164**		**9,518,923**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment:

Details of property, plant and equipment are as follows:

Description	2008		2007	
	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$
Land	**-**	**31,495,612**	**-**	**31,795,558**
Building and improvements	**450,559,568**	**915,471,703**	**429,983,105**	**911,844,160**
Machinery and equipment	**2,673,705,094**	**3,312,265,304**	**2,545,113,002**	**3,223,120,483**
Central office telephone equipment	1,639,762,176	1,861,082,182	1,566,186,903	1,802,050,638
External building	756,728,966	1,101,965,433	721,137,947	1,082,522,906
Subscribers' equipment	234,755,814	306,272,468	215,692,499	295,512,656
General equipment	42,458,138	42,945,221	42,095,653	43,034,283
Other Property, Plant and Equipment	**246,109,101**	**385,805,924**	**229,158,581**	**397,117,444**
Office furniture and equipment	125,301,311	133,018,526	118,231,917	127,882,729
Projects, work in progress and materials	-	112,450,895	-	134,983,776
Leased assets (1)	91,182	577,527	81,557	577,527
Assets temporarily out of service	-	-	7,865,930	7,865,930
Software	119,464,892	138,405,055	101,607,171	124,277,535
Other	1,251,716	1,353,921	1,372,006	1,529,947
Technical revaluation Circular 550	**12,117,024**	**10,809,798**	**12,316,983**	**10,869,125**
Total	**3,382,490,787**	**4,655,848,341**	**3,216,571,671**	**4,574,746,770**

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the period ended June 30, 2008 and 2007 amounting to ThCh$153,616,723 and ThCh$165,124,576, respectively, and administrative and selling expenses with a depreciation charge of ThCh$3,411,227 and ThCh$5,099,286 for 2008 and 2007, respectively.

During the normal course of its operations, the Company monitors new and existing assets, and their depreciation rates, and homologues them to the technological evolution and the development of the markets in which it competes.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. **Property, plant and equipment,** continued:

Details of the item after the technical revaluation are as follows:

Description	Net Balance ThCh$	Accumulated Depreciation ThCh$	Gross property, plant and equipment 2008 ThCh$	Gross property, plant and equipment 2007 ThCh$
Land	(544,055)	-	(544,055)	(545,365)
Building and improvements	(737,922)	(4,842,510)	(5,580,432)	(5,633,545)
Machinery and equipment	(25,249)	16,959,534	16,934,285	17,048,035
Total	(1,307,226)	12,117,024	10,809,798	10,869,125

Depreciation of the technical reappraisal surplus amounted to ThCh$(88,909) and ThCh$(57,563) for 2008 and 2007, respectively. Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,937,818,587 in 2008 and ThCh$1,644,510,789 in 2007, which include ThCh$15,575,000 and ThCh$16,685,199, respectively, from the reappraisals mentioned in Circular No. 550.

11. **Investments in related companies:**

Details of investments in related companies are as follows:

Taxpayer No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation 2008 %	Percentage participation 2007 %	Equity of the companies 2008 ThCh$	Equity of the companies 2007 ThCh$
Foreign	TBS Celular Participación S.A. (1) (2)	Brazil	Dollar	48,950,000	2.61	2.61	156,583,069	159,406,994
96,895,220-K	Atento Chile S,A, (2)	Chile	Pesos	3,209,204	28.84	28.84	18,993,318	20,067,025

Taxpayer No.	Company	Net income (loss) of the companies 2008 ThCh$	Net income (loss) of the companies 2007 ThCh$	Equity in income (loss) of the investment 2008 ThCh$	Equity in income (loss) of the investment 2007 ThCh$	Investment value 2008 ThCh$	Investment value 2007 ThCh$	Investment book value 2008 ThCh$	Investment book value 2007 ThCh$
Foreign	TBS Celular Participación S.A. (1) (2)	(619,053)	786,755	(16,157)	20,535	4,086,820	4,160,522	4,086,820	4,160,522
96,895,220-K	Atento Chile S.A. (2)	3,910,167	5,032,318	1,127,693	1,451,320	5,477,672	5,787,331	5,477,672	5,787,331
Total						9,564,492	9,947,853	9,564,492	9,947,853

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 issued by the SVS and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) As of September 30, 2008, the value of the investment was calculated on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

12. **Goodwill:**

Details of goodwill are as follows:

Taxpayer No.	Company	Year of origin	2008		2007	
			Amount amortized in the period	Balance of Goodwill	Amount amortized in the period	Balance of Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular Participación S.A.	2001	163,529	1,528,975	163,529	1,680,168
96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,008,907	13,564,395	1,008,907	14,913,301
96,834,320-3	Telefónica Internet Empresas S.A.	1999	82,455	248,272	82,455	358,514
	Total		**1,254,891**	**15,341,642**	**1,254,891**	**16,951,983**

Goodwill amortization years have been determined taking into account aspects such as the nature and characteristics of the business and estimated year of return on investment.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

13. **Intangibles:**

Details of intangibles are as follows:

Description	2008 ThCh$	2007 ThCh$
Underwater cable rights (gross)	27,176,582	27,176,582
Accumulated amortization, previous periods	(6,347,860)	(4,963,240)
Amortization for the period	(1,038,464)	(1,038,464)
Licenses (Software) (gross)	19,277,540	17,890,753
Accumulated amortization, previous periods	(14,821,447)	(9,864,626)
Amortization for the period	(3,015,911)	(3,639,325)
Total Net Intangibles	**21,230,440**	**25,561,680**

14. **Other non-current assets:**

Details of other non-current assets are as follows:

Description	2008 ThCh$	2007 ThCh$
Deferred issuance cost for obtaining external financing (Note 8(2)) (1)	652,878	581,166
Deferred union contract bonus (Note 8(1))	816,320	2,240,100
Bond issue expenses (Note 25)	507,835	663,712
Bond discount (Note 25)	831,481	1,085,454
Securities deposits	137,766	151,151
Deferred charge due to change in actuarial estimations (Note 8(3)) (2)	11,265,372	8,084,693
Deferred staff severance indemnities (3)	3,530,255	4,279,987
Total	**17,741,907**	**17,086,263**

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) In function of the new contractual conditions derived from the organizational evolution experienced by the Company, a series of studies have been carried out which in first instance, in 2004 modified the future permanence of employees variable of the basis for calculating staff severance indemnities. After completing these studies, in 2005 other estimations were incorporated such as the employee rotation rate, employee mortality and future salary increases and for 2006 the rate stated in Note 2 (s) is included. During the first half of 2008 the rate of employee rotation used to calculate staff severance indemnities was evaluated. After this evaluation the Company decided to increase the rotation rate from 2.34% to 5.46%. As a result of this modification, in 2008 the Company recorded a deferred tax asset for the amount of ThCh$ 5,356,385, which will be amortized over the period of future permanence of employees entitled to this benefit. All these estimations were determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8).

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is recorded under Other Long-term Receivables.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

15. Short-term obligations with banks and financial institutions:

Details of short-term obligations with banks and financial institutions are as follows:

Taxp.No.	Bank or financial institution	US$		U.F.		TOTAL	
		2008	**2007**	**2008**	**2007**	**2008**	**2007**
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt						
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	912,451	1,110,123	912,451	1,110,123
Foreign	CALYON NEW YORK BRANCH AND OTHERS	87,076	156,021	-	-	87,076	156,021
97,008,000-7	CITIBANK	-	686,074	-	-	-	686,074
Foreign	BBVA BANCOMER AND OTHERS	390,799	-	-	-	390,799	-
Foreign	BBVA BANCOMER AND OTHERS	409,208	768,412	-	-	409,208	768,412
	Total	**887,083**	**1,610,507**	**912,451**	**1,110,123**	**1,799,534**	**2,720,630**
	Outstanding principal	-	-	-	-	-	-
	Average annual interest rate	3.38%	5.64%	2.61%	3.18%	3.21%	5.19%

Percentage of obligations in foreign currency   :   49.30 % in 2008   and   59.20 % in 2007
Percentage of obligations in local currency   :   50.70 % in 2008   and   40.80 % in 2007

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

16. Long-term obligations with banks and financial institutions

Details of long-term obligations with banks and financial institutions are as follows:

Taxp.No.	Bank or financial institution	Currency Index	Years to maturity for long-term portion			Long-term portion as of September 30,2008	Average annual interest rate	Long-term portion as of September 30,2007
			1 to 2	2 to 3	3 to 5			
			ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$
	LOANS IN DOLLARS							
Foreign	CALYON NEW YORK BRANCH AND OTHERS	US$	110,262,000	-	-	110,262,000	Libor + 0.35%	111,692,917
Foreign	BBVA BANCOMER AND OTHERS	US$	-	82,696,500	-	82,696,500	Libor + 0.334%	83,769,688
97,008,000-7	BANCO CITIBANK	US$	-	-	-	-	-	83,769,688
Foreign	BBVA BANCOMER AND OTHERS (1)	US$	-	-	82,696,500	82,696,500	Libor + 0.60%	-
	SUBTOTAL		110,262,000	82,696,500	82,696,500	275,655,000	3.38%	279,232,293
	LOANS IN UNIDADES DE FOMENTO							
97,015,000-5	BANCO SANTANDER SANTIAGO	UF	74,613,549	-	-	74,613,549	Tab 360 + 0.325%	74,480,659
	SUBTOTAL		74,613,549	-	-	74,613,549	2.61%	74,480,659
	TOTAL		184,875,549	82,696,500	82,696,500	350,268,549	3.21%	353,712,952

Percentage of obligations in foreign currency	:	78.70 % in 2008	and	78.94 % in 2007
Percentage of obligations in local currency	:	21.30 % in 2008	and	21.06 % in 2007

(1) In June 2008, the Company renegotiated this loan, extending the expiration date from December 2008 to May 2013, in addition to changing the bank agent, which was Citibank and changing the spread from 0.31% to 0.60%.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

17. Bonds and promissory notes payable:

Bonds

Details of bonds issued, classified as short and long-term, are as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final Maturity	Frequency		Par value		Placement in Chile or abroad
						Interest payment	Amortizations	2008 ThCh$	2007 ThCh$	
Short-term portion of long-term bonds										
143,27,06,91	F	71,429	UF	6.000	Apr, 2016	Semi-annual	Semi-annual	1,824,178	1,861,496	Chile
281,20,12,01	L (1)	-	UF	3.750	Oct, 2012	Semi-annual	Maturity	1,007,243	1,005,449	Chile
							Total	2,831,421	2,866,945	
Long-term bonds										
143,27,06,91	F	500,000	UF	6.000	Apr, 2016	Semi-annual	Semi-annual	10,494,167	11,971,975	Chile
281,20,12,01	L (1)	3,000,000	UF	3.750	Oct, 2012	Semi-annual	Maturity	62,965,020	62,852,877	Chile
							Total	73,459,187	74,824,852	

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

18. Accruals and Write-offs:

Detail of accruals shown in liabilities are as follows:

		2008 ThCh$	2007 ThCh$
Current			
Staff severance indemnities		2,780,936	2,166,248
Vacation		4,083,954	3,669,477
Incentive provision		5,859,946	4,954,837
Other employee benefits (1)		1,840,682	1,392,581
Employee benefit advances		(3,181,228)	(3,139,611)
	Sub-Total	**11,384,290**	**9,043,532**
Long-term			
Staff severance indemnities		42,129,928	38,714,100
	Total	**53,514,218**	**47,757,632**

(1) Includes provisions as per current union agreement.

During the periods ended as of September 30, 2008 and 2007 write-offs were recorded for the amount of ThCh$6,344 and ThCh$7,065,935, respectively, which were charged against the corresponding provision.

19. Staff severance indemnities:

Details of the charge to income for staff severance indemnities are as follows:

	2008 ThCh$	2007 ThCh$
Beginning balance (1)	37,506,495	39,313,375
Payments for the period	(2,881,568)	(2,182,577)
Changes in actuarial hypothesis	5,356,385	-
Provision increase	4,929,552	3,749,550
Ending Balance	**44,910,864**	**40,880,348**

(1) The previous year is shown restated for comparative purposes.

20. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. Details for 2008 and 2007 are as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)	
	2008 %	2007 %	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
Telefónica Larga Distancia S.A.	0.1131	0.13	227,757	239,715	18,906	19,253
Fundación Telefónica Chile	50.00	50.00	(212,040)	(138,496)	(268,769)	(340,921)
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.001	0.001	18	15	1	(1)
Total			**15,735**	**101,234**	**(249,862)**	**(321,669)**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders' equity

During 2008 and 2007, changes to shareholders' equity accounts are as follows:

	Paid-in capital	Reserve equity indexation	Other reserves	Retained Earnings	Net income	Interim dividend	Total shareholders´ equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2008							
Balances as of December 31, 2007	904,735,562	-	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598
Transfer of 2007 income to retained earnings	-	-	-	10,856,131	(10,856,131)	-	-
Cumulative translation adjustment	-	-	217,656	-	-	-	217,656
Capital decrease	(39,243,441)	-	-	-	-	-	(39,243,441)
Absorption provisional dividends	-	-	-	(5,806,115)	-	5,806,115	-
Definitive dividend 2007	-	-	-	(5,050,016)	-	-	(5,050,016)
Price-level restatement, net	-	60,386,095	(224,386)	-	-	-	60,161,709
Net income	-	-	-	-	8,272,327	-	8,272,327
Balances as of September 30, 2008	**865,492,121**	**60,386,095**	**(3,258,710)**	**-**	**8,272,327**	**-**	**930,891,833**
2007							
Balances as of December 31, 2006	890,894,953	-	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	-	(492,779)	-	-	-	(492,779)
Capital decrease	(48,815,012)	-	-	-	-	-	(48,815,012)
Absorption provisional dividends	-	-	-	(10,486,613)	-	10,486,613	-
Definitive dividend 2006	-	-	-	(12,866,433)	-	-	(12,866,433)
Price-level restatement, net	-	43,287,782	(118,227)	-	-	-	43,169,555
Other reserves	-	-	682,346	-	-	-	682,346
Net income	-	-	-	-	9,948,035	-	9,948,035
Balances as of September 30, 2007	**842,079,941**	**43,287,782**	**(2,929,171)**	**-**	**9,948,035**	**-**	**892,386,587**
Restated balances as of September 30, 2008	**919,883,075**	**47,287,313**	**(3,199,809)**	**-**	**10,867,174**	**-**	**974,837,753**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. **Shareholders' Equity**, continued:

    (a) **Paid-in capital**:

        As of September 30, 2008 the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	790,294,703	790,294,703
B	75,197,418	75,197,418

    (b) **Shareholder distribution**:

        As indicated in SVS Circular No. 792, the stratification of shareholders by percentage of ownership in the Company as of September 30, 2008 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	62.45	2
Less than 10% holding: Investment equal to or exceeding UF 200	36.82	1,267
Investment under UF 200	0.73	10,613
Total	**100.00**	**11,882**
Controlling company	44.90	1

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. **Shareholders' Equity,** continued:

    (c)   **Dividends:**

    i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders' Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

At the Ordinary Shareholders' Meeting held on April 14, 2005, in consideration of the cash situation, the levels of projected investment and the solid financial indicators, the dividend distribution policy was modified, which was reported at the Ordinary Shareholders' Meeting of April 2004, and it was agreed upon to distribute 100% of the net income generate during the respective year, by means of a interim dividend in November of each year and a final dividend in may of the following year.

    ii) Dividend distributed:

On April 13, 2007, the Ordinary Shareholders' Meeting approved payment of final dividend No. 173, for the amount of ThCh$ 12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders' Meeting held on April 13, 2007, approved modification of the company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

On April 14, 2008 the Ordinary Shareholders' Meeting approved payment of final dividend No. 175 in the amount of ThCh$ 5,050,016 (historical), equivalent to Ch$5.276058 per share with a charge to 2007 net income. The dividend was paid in May 2008.

Additionally, the Extraordinary Shareholders' Meeting held on April 14, 2008 approved modification of the Company's bylaws in order to decrease capital by ThCh$ 39,243,441 (historical), for the purpose of distributing additional cash to the shareholders in 2008. That capital distribution was equivalent to Ch$41 per share. The dividend was paid in June 2008.

    (d)   **Other reserves:**

Other reserves correspond to the net effect of the accumulated adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants, and the details are as follows:

		Amount			
	Company	December 31, 2007 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of September 30, 2008 ThCh$
Foreign	TBS Celular Participación S.A.	(3,251,980)	(224,386)	217,656	(3,258,710)
	Total	**(3,251,980)**	**(224,386)**	**217,656**	**(3,258,710)**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

22. **Other Non-Operating Income and Expenses:**

(a) **Other non-operating income:**

Details of other non-operating income are as follows:

Other Income	2008 ThCh$	2007 ThCh$
Administrative services	33,462	1,235,570
Fines levied on suppliers and indemnities	324,034	42
Proceeds from sale of used equipment	3,403,819	2,085,226
Other	177,578	708,532
Total	**3,938,893**	**4,029,370**

(b) **Other non-operating expenses:**

Details of other non-operating expenses are as follows:

Other Expenses	2008 ThCh$	2007 ThCh$
Restructuring costs	3,049,027	2,211,154
Lawsuit and other provisions	6,038,173	5,994,998
Removal of expired assets	4,856,293	1,269,466
Other	322,659	507,854
Total	**14,266,152**	**9,983,472**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

23.   **Price-level restatement:**

Details of price-level restatement are as follows:

Assets (Charges) Credits	Indexation	2008 ThCh$	2007 ThCh$
Inventory	C.P.I.	101,438	83,106
Other current assets	U.F.	2,582,331	1,349,539
Short and long-term deferred taxes	C.P.I.	6,601,643	5,696,263
Property, plant and equipment	C.P.I.	87,024,090	71,580,053
Investments in related companies	C.P.I.	523,920	416,460
Goodwill	C.P.I.	1,121,874	924,827
Long-term receivables	C.P.I.	-	1,575
Long-term receivables	U.F.	10,714,140	38,745
Other long-term assets	C.P.I.	1,706,682	1,096,531
Other long-term assets	U.F.	82,355	26,723
Expense accounts	C.P.I.	17,279,636	14,352,612
Total Credits		**127,738,109**	**95,566,434**

Liabilities – Shareholders' Equity (Charges) Credits	Indexation	2008 ThCh$	2007 ThCh$
Short-term obligations	C.P.I.	-	(59,261)
Short-term obligations	U.F.	(8,385,967)	(501,234)
Long-term obligations	C.P.I.	(17,456)	12,758
Long-term obligations	U.F.	(11,616,313)	(22,983,363)
Shareholders' equity	C.P.I.	(60,161,709)	(47,158,163)
Revenue accounts	C.P.I.	(25,558,445)	(21,309,465)
Total Charges		**(105,739,890)**	**(91,998,728)**

Gain from Price-level restatement, net		**21,998,219**	**3,567,706**

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

24. Foreign currency translation:

Details of the gain on foreign currency translation are as follows:

Assets (Charges) Credits	Currency	2008 ThCh$	2007 ThCh$
Current assets	US$	4,124,696	(167,404)
Current assets	EURO	91,531	(34,950)
Current assets	REAL	(16,204)	211,454
Long-term receivables	US$	-	666,033
Total Credits		**4,200,023**	**675,133**

Liabilities (Charges) Credits	Currency	2008 ThCh$	2007 ThCh$
Short-term obligations	US$	(1,260,790)	123,231
Short-term obligations	EURO	(4,580)	21,657
Short-term obligations	REAL	(8)	(36,650)
Short-term obligations	JPY	-	(115)
Long-term obligations	US$	(2,720,969)	(1,307,213)
Total Charges		**(3,986,347)**	**(1,199,090)**

Foreign currency translation (loss) gain, net	**213,676**	**(523,957)**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

25. **Expenses from issuance and placement of shares and debt:**

Details of this item are as follows:

Description	Short-term		Long-term	
	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
Bond issuance expenses	144,421	145,229	507,835	663,712
Discount on debt	255,910	259,824	831,481	1,085,454
Total	**400,331**	**405,053**	**1,339,316**	**1,749,166**

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. **Cash flows:**

Financing and investing activities that do not generate cash flows during the period, but which generate future cash flows are as follows:

a) **Financing activities**: Financing activities that generate future cash flows are as follows:

    Obligations with banks and financial institutions   - Notes 15 and 16
    Bonds   - Note 17

c) **Investing activities**: Investing activities that generate future cash flows are as follows:

Description	Maturity	ThCh$
BCP	2008	5,338,401
PDBC	2008	2,354,240

c) **Cash and cash equivalents**:

Description	2008 ThCh$	2007 ThCh$
Cash	7,568,759	9,120,284
Time deposits (Note 34)	46,454,224	52,701,999
Other current assets (Note 9)	9,518,923	7,977,958
Total	**63,541,906**	**69,800,241**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. Derivative Contracts:

Details of derivative contracts are as follows:

Type of Derivate	Type of Contract	Description of Contract						Value of Hedged Item	Affected Accounts			
		Contract Value	Maturity or Expiration	Value of Hedged Item	Purchase / Sale Position	Hedged Item or Transaction			Asset/Liability		(Charge)/ Credit to Income	
						Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrealized ThCh$
S	CCPE	90,000,000	II Quarter 2011	Exchange rate	P	Oblig.In US$	90,000,000	49,617,900	assets	49,617,900	517,327	-
									liabilities	(59,329,516)		
S	CCTE	50,000,000	II Quarter 2009	Exchange rate	P	Oblig.In US$	50,000,000	27,565,500	assets	27,565,500	(224,885)	(662,796)
									liabilities	(34,909,082)		
S	CCTE	150,000,000	IV Quarter 2009	Exchange rate	P	Oblig.In US$	150,000,000	82,696,500	assets	82,696,500	6,167,650	(1,104,089)
									liabilities	(96,454,692)		
S	CCTE	60,000,000	II Quarter 2011	Exchange rate	P	Oblig.In US$	60,000,000	33,078,600	assets	33,078,600	2,301,905	(1,851,642)
									liabilities	(37,483,506)		
S	CCTE	150,000,000	II Quarter 2013	Exchange rate	P	Oblig.In US$	150,000,000	82,696,500	assets	82,696,500	4,015,835	(1,388,809)
									liabilities	(70,855,868)		
S	CCTE	1,635,880	II Quarter 2009	Exchange rate	P	Oblig.In US$	1,635,880	34,334,411	assets	34,334,411	1,230,416	136,269
									liabilities	(32,246,008)		
S	CCTE	3,555,000	II Quarter 2010	Exchange rate	P	Oblig.In US$	3,555,000	74,613,549	assets	74,613,549	2,252,227	(989,560)
									liabilities	(72,406,711)		
S	CCTE	595,690	II Quarter 2011	Exchange rate	P	Oblig.In US$	595,690	12,502,552	assets	12,502,552	419,751	(305,146)
									liabilities	(12,175,764)		
S	CCTE	3,000,000	IV Quarter 2012	Exchange rate	P	Oblig.In US$	3,000,000	62,965,020	assets	62,965,020	2,430,963	410,619
									liabilities	(60,315,306)		
FR	CCTE	5,749,481	IV Quarter 2008	Exchange rate	P	Oblig.In US$	5,749,481	3,169,746	assets	3,169,746	-	396,982
									liabilities	(2,699,456)		
FR	CCTE	4,848,480	IV Quarter 2008	Exchange rate	P	Oblig.In US$	4,848,480	2,673,015	assets	2,673,015	-	489,330
									liabilities	(2,183,687)		
FR	CCTE	5,258,972	IV Quarter 2008	Exchange rate	P	Oblig.In US$	5,258,972	2,899,326	assets	2,899,326	-	582,095
									liabilities	(2,317,192)		
FR	CCTE	104,548	I Quarter 2009	Exchange rate	P	Oblig.In US$	104,548	57,638	assets	57,638	-	11,722
									liabilities	(45,913)		
FR	CCTE	1,351,996	IV Quarter 2008	Exchange rate	P	Oblig.In US$	1,351,996	392,026	assets	392,026	-	(36,091)
									liabilities	(428,124)		
FR	CCTE	185,018	I Quarter 2009	Exchange rate	P	Oblig.In US$	185,018	53,648	assets	53,648	-	(4,874)
									liabilities	(58,522)		
Exchange forward contracts expensed during the period (net)											(1,423,030)	
						TOTAL				**-**	**17,688,159**	**(4,315,990)**

Types of derivatives:
FR: Forward
S : Swap

Type of Contract:
CCPE: Hedge contract for existing transactions
CCTE: Hedge contract for expected transactions
CI: Investment hedge contract

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. **Contingencies and restrictions**:

    a) **Lawsuits against the State of Chile:**

        (i) Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the Government of Chile for the amount of ThCh$ 181,038,411, including readjustments and interest, covering past and future damages incurred up to May 2004.

        The judicial process is currently at the sentencing stage.

        (ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused were due to modification of the telecommunications cable network due to works carried out by highway concessionaries from 1996 to 2000.

        The amount of the claimed damages consists of both companies being obligated to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law for the amount of:

        a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207 (historical)
        b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209 (historical)

        On March 24, 2008, final first instance sentence was notified, rejecting the complaint, without costs.

        This sentence is being appealed.

    b) **Lawsuits:**

        (i) **Voissnet:**

        On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged crossed subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets. The complaint was notified on August 20, 2007.

        Telefónica Chile requested that the complaint be rejected, including costs, mainly in consideration that voice and broadband package offers are due to a competitive dynamic, and it has not incurred any practices that attempt to go against free competition.

        The parties are providing evidence, in conformity with the schedule of events set by the Court.
        On August 29, 2008 Voissnet filed a second complaint before the Antitrust Commission for alleged tied sale in the commercialization of broadband with telephone services. Telefónica Chile filed a pending lawsuit dilatory exception.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. **Contingencies and restrictions**, continued:

(ii) **Complaint filed by VTR Telefónica S.A.:**

On May 8, 2008, Telefónica Chile and VTR signed a transaction by means of which they ended all judicial and administrative conflicts related to reciprocal access charges to be paid between the companies and 800-type services. Both parties will make reciprocal discounts and there is legal compensation for the amounts owed, which resulted in Telefónica Chile paying VTR the sum of Ch$12,036,787,478. Likewise, on the basis that the transaction produces the indefectible termination of the judicial proceeding in which the proceeding filed before the Ministry of Transportation and Telecommunications is involved, the parties filed a writ requesting the filing and termination of the proceeding without sanction.

(iii) **Manquehue Net:**

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net for the amount of ThCh$3,647,689 in addition to sums accrued during the substantiation of the proceeding. On the same date Manquehue Net filed a complaint regarding compliance with discounts (for the amount of UF 107,000), in addition to a complaint regarding the obligation to perform (signing of 700 number service contract).

On April 11, 2005 the Arbitrator notified first instance sentence accepting the complaint filed by Telefónica Chile condemning Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed ordinary public law motions appealing both sentences, which are currently pending before the Santiago Court of Appeals.

(iv) **Chilectra y CGE:**

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions (AFR) ("Aportes Financieros Reembolsables") that the company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to ThCh$899,658 and ThCh$117,350, respectively.

(v) **Labor lawsuits:**

During the normal course of operations, labor lawsuits have been filed against the Company, which to date do not represent significant contingencies.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. **Contingencies and restrictions,** continued:

(vi) **Complaint filed by Telmex Servicios Empresariales S.A.:**

During the first quarter of 2008, Telmex Servicios Empresariales S.A. filed a complaint before the Antitrust Commission against Telefónica Chile, for alleged affectation of free competition, related to the process of being awarded the concession for local wireless public service of the 3,400 – 3,600 MHz band, requesting a sentence to pay a fine to the Government in the amount of 18,000 UTA.

The Company answered the complaint within the deadline, requesting rejection of all its parts.

(vii) **Empresa Ferrocarriles del Estado de Chile:**

Ordinary lawsuit for forced compliance of obligations agreed upon or consented, derived from the Regulation on Railway Crossing, Parallelism and Support, which in addition demanded payment of a sum of no less than UTM 48,298.44, whether for construction or annual passage relating to crossings located on the railway, plus indemnity for material damages and pain and suffering alleged to have been experienced, with adjustments, interest and costs, and notwithstanding the sums accrued during the proceeding.

On March 25, 2008, the final fist instance sentencing was passed, fully rejecting the complaint, which is being appealed by EFE.

(viii) **Theoduloz Slier and Ochoa Soriano versus Zalaquett Zalaquett and Telefónica Chile:**

Executive lawsuit of commitment to file complaint by Ms. Rodemilia Theoduloz Slier and Matilde Ochoa Soriano against Armando Zalaquett Zalaquett and Telefónica Chile. The commitment to perform the lawsuit will consisit of the delivery of 14,468,895 Series A shares of Telefónica Chile whose titleholder is the defendant, Armando Zalaquett Zalaquett.

Telefónica Chile opposed the execution, since Mr. Zalaquett is not a shareholder of the Company. This is currently in process.

(ix) **Comunicaciones Majojobo Limitada:**

Ordinary contract resolution and damage indemnity lawsuit demanding an indemnity payment of Ch$2,863,047,159 as a consequence of deterioration of its commercial image due to a press report presented by Channel 13 of the Corporación de Televisión de la Universidad Católica de Chile.

This is currently at the defendant answering stage.

(x) **Corpbanca:**

Bankruptcy annulment summary proceeding filed within the bankruptcy process of Sociedad de Redes de Chile S.A. (former contractor for Telefónica Chile's Bucle contract), by Banco Corpbanca, which disputes legal compensation, deeming it to be conventional compensation in the amount of Ch$ 328,403,232.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. Contingencies and restrictions, continued:

(xi) Other lawsuits:

During the last quarter of 2007, they were notified of resolutions passed by the Ministry of Transport and Telecommunications, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company's income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 15, 16 and 17) which establish, among other things: clauses on the maximum debt the Company may maintain.

The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of September 30, 2008, the Company complies with all financial restrictions.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. **Contingencies and restrictions,** continued:

d) **Guarantee Deposits:**

Details of guarantee deposits are as follows:

Creditor of the Guarantee	Debtor Company Name	Relation	Type of the Guarantee	Effective Tickets ThCh$	Liberation of Guarantee 2008 ThCh$	2009 ThCh$	2010 ThCh$
Emp. De transportes de pasajeros Metro S.A.	Telefónica Chile S.A.	Parent Company	Deposit	148,693	148,693	-	-
Subsecretaria de Telecomunicaciones	Telefónica Chile S.A.	Parent Company	Deposit	129,497	-	-	129,497
Director Reg. de Vialidad V Región	Telefónica Chile S.A.	Parent Company	Deposit	56,799	52,496	4,303	-
Serviu Región Metropolitana	Telefónica Chile S.A.	Parent Company	Deposit	46,809	18,871	23,901	4,037
Municipalidad de Vitacura	Telefónica Chile S.A.	Parent Company	Deposit	41,997	41,997	-	-
SCL Terminal Aéreo de Santiago	Telefónica Chile S.A.	Parent Company	Deposit	31,498	-	-	31,498
Municipalidad de Providencia	Telefónica Chile S.A.	Parent Company	Deposit	18,666	18,666	-	-
Municipalidad de Santiago	Telefónica Chile S.A.	Parent Company	Deposit	18,138	18,138	-	-
Metro S.A.	Telefónica Chile S.A.	Parent Company	Deposit	16,505	16,505	-	-
Director Reg. de Vialidad VIII Región	Telefónica Chile S.A.	Parent Company	Deposit	11,518	11,518	-	-
Municipalidad de Lo Barnechea	Telefónica Chile S.A.	Parent Company	Deposit	10,499	10,499	-	-
Serviu VI Región	Telefónica Chile S.A.	Parent Company	Deposit	10,499	10,499	-	-
Telefónica Móviles de Chile	Telefónica Chile S.A.	Parent Company	Deposit	10,499	-	10,499	-
Otras garantías	Telefónica Chile S.A.	Parent Company	Deposit	91,830	53,440	25,341	13,049
Cámara de Diputados de Chile	Telefónica Larga Distancia	Subsidiary	Deposit	17,000	-	17,000	-
Servicio Nacional de Pesca	Telefónica Larga Distancia	Subsidiary	Deposit	405	-	405	-
Subsecretaría de Telecomunicaciones	Telefónica Larga Distancia	Subsidiary	Deposit	412,214	-	412,214	-
Dirección de Compras y Contratación Pública	Telefónica Larga Distancia	Subsidiary	Deposit	5,000	-	5,000	-
Consejo de Defensa del Estado	Telefónica Larga Distancia	Subsidiary	Deposit	1,285	-	-	1,285
SCL Terminal Aéreo de Santiago S.A.	Telefónica Larga Distancia	Subsidiary	Deposit	31,498	-	-	31,498
Servicio de Salud	Telefónica Empresas	Subsidiary	Deposit	904,978	-	904,978	-
Estado Mayor de la Defensa Nacional	Telefónica Empresas	Subsidiary	Deposit	574,482	574,482	-	-
Subsecretaria de Telecomunicaciones	Telefónica Empresas	Subsidiary	Deposit	533,381	-	-	533,381
Director Nacional de logística de Carabineros Chile	Telefónica Empresas	Subsidiary	Deposit	409,829	-	-	409,829
Ministerio del Interior	Telefónica Empresas	Subsidiary	Deposit	309,922	7,900	302,022	-
Corporación Administrativa del Poder Judicial	Telefónica Empresas	Subsidiary	Deposit	130,005	5,000	65,430	59,575
Universidad de Concepción	Telefónica Empresas	Subsidiary	Deposit	125,990	-	-	125,990
Instituto de Desarrollo Agropecuario ind.	Telefónica Empresas	Subsidiary	Deposit	116,499	-	-	116,499
Instituto de Normalización Previsional	Telefónica Empresas	Subsidiary	Deposit	105,118	-	105,118	-
Ilustre Municipalidad de Arica	Telefónica Empresas	Subsidiary	Deposit	94,605	-	94,605	-
Subsecretaria de Redes Asistenciales	Telefónica Empresas	Subsidiary	Deposit	90,048	-	90,048	-
Scl Terminal Aéreo Santiago S.A.	Telefónica Empresas	Subsidiary	Deposit	90,000	-	90,000	-
Dirección Nacional de Gendarmería de Chile	Telefónica Empresas	Subsidiary	Deposit	88,577	-	-	88,577
Comisión Administración del Sistema de Créditos E.S.	Telefónica Empresas	Subsidiary	Deposit	87,563	-	-	87,563
Subsecretaria de Educación	Telefónica Empresas	Subsidiary	Deposit	80,000	-	-	80,000
Servicio Nacional de Aduanas	Telefónica Empresas	Subsidiary	Deposit	65,011	-	65,011	-
Ministerio de Vivienda y Urbanismo	Telefónica Empresas	Subsidiary	Deposit	64,797	41,997	-	22,800
Mutual de Seguridad C.Ch.C.	Telefónica Empresas	Subsidiary	Deposit	57,196	57,196	-	-
Aguas Andinas S.A.	Telefónica Empresas	Subsidiary	Deposit	57,104	-	-	57,104
Metrogas S.A.	Telefónica Empresas	Subsidiary	Deposit	55,079	-	55,079	-
Otras garantías	Telefónica Empresas	Subsidiary	Deposit	725,363	175,230	309,662	240,471
Atento Chile S.A.	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	56,696	-	56,696	-
Telefónica Empresas Chile S.A.	Telefónica Multimedia	Subsidiary	Deposit	8,399	-	8,399	-
Telefónica Chile S.A.	Empresas de Transp.Cía. de Seg.de Chile Ltda.	-	Deposit	1,635,600	1,635,600	-	-
Total				**7,577,091**	**2,898,727**	**2,645,711**	**2,032,653**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Chilean and Foreign Currency:

A summary of the assets in Chilean and foreign currency is as follows:

Description	Currency	2008 ThCh$	2007 ThCh$
Total current assets :		**348,467,397**	**355,576,259**
Cash	Non-indexed Ch$	7,088,169	8,668,567
	US$	463,730	389,054
	Euros	16,860	62,663
Time deposits	Indexed Ch$	10,784,757	354,187
	Non-indexed Ch$	30,198,136	49,237,052
	US$	5,471,331	3,110,760
Marketable securities	Non-indexed Ch$	7,692,641	-
	Indexed Ch$	-	3,779,983
Notes and accounts receivable (1)	Indexed Ch$	307,884	-
	Non-indexed Ch$	166,024,669	198,244,680
	US$	5,056,346	9,264,789
	Euros	62,557	58,326
Accounts receivable from related companies	Non-indexed Ch$	13,559,529	10,937,793
	US$	13,095,071	8,711,528
Other current assets (2)	Indexed Ch$	14,471,467	19,394,077
	Non-indexed Ch$	73,127,696	43,144,917
	US$	1,046,554	26,163
	Reales	-	191,720
Total property, plant and equipment :		**1,273,357,554**	**1,358,175,099**
Property, plant and equipment and accumulated Depreciation	Indexed Ch$	1,273,357,554	1,358,175,099
Total other long-term assets		**101,085,869**	**84,465,339**
Investment in related companies	Indexed Ch$	9,564,492	9,947,853
Investment in other companies	Indexed Ch$	4,798	4,798
Goodwill	Indexed Ch$	15,341,642	16,951,983
Other long-term assets (3)	Indexed Ch$	55,488,381	36,043,973
	Non-indexed Ch$	20,686,556	21,516,732
Total assets		**1,722,910,820**	**1,798,216,697**
Subtotal by currency	**Indexed Ch$**	**1,379,320,975**	**1,444,651,953**
	Non-indexed Ch$	**318,377,396**	**331,749,741**
	US$	**25,133,032**	**21,502,294**
	Euros	**79,417**	**120,989**
	Reales	**-**	**191,720**

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventory, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Other.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

30. **Chilean and Foreign Currency**, continued:

A summary of the current liabilities in Chilean and foreign currency is as follows:

Description	Currency	Up to 90 days				90 days up to 1 year			
		2008		2007		2008		2007	
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average Annual Interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	912,451	2.61	1,110,123	3.18	-	-	-	-
	US$	887,083	3.38	1,610,507	5.64	-	-	-	-
Bonds and promissory notes payable (Bonds payable)	Indexed Ch$	2,831,421	5.89	1,861,496	6.00	-	-	1,005,449	3.75
Long-term obligations maturing within a year	Indexed Ch$	5,250	9.06	4,847	8.10	16,497	9.06	14,542	8.10
Accounts payable to related companies	Indexed Ch$	1,270,242	-	490,252	-	-	-	-	-
	Non-indexed Ch$	33,905,820	-	33,987,847	-	-	-	-	-
	US$	9,495,837	-	3,216,361	-	-	-	-	-
	Euros	1,526,469	-	-	-	-	-	-	-
Other current liabilities (4)	Indexed Ch$	24,629,937	-	2,470,986	-	-	-	-	-
	Non-indexed Ch$	139,950,798	-	180,664,263	-	50,901	-	20,134,072	-
	US$	24,000,162	-	14,727,964	-	3,989	-	-	-
	Euros	59,670	-	49,956	-	-	-	-	-
	Yenes	-	-	2,510	-	-	-	-	-
	Reales	190,288	-	204,632	-	-	-	-	-
Total current liabilities		**239,665,428**	-	**240,401,744**	-	**71,387**	-	**21,154,063**	-
Subtotal by currency	**Indexed Ch$**	**29,649,301**		**5,937,704**		**16,497**		**1,019,991**	
	Non-indexed Ch$	**173,856,618**		**214,652,110**		**50,901**		**20,134,072**	
	US$	**34,383,082**		**19,554,832**		**3,989**		**-**	
	Euros	**1,586,139**		**49,956**		**-**		**-**	
	Yenes	**-**		**2,510**		**-**		**-**	
	Reales	**190,288**		**204,632**		**-**		**-**	

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Miscellaneous accounts payable, Accruals, Withholdings, Unearned Income and Other current liabilities.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

30. Chilean and Foreign Currency, continued:

A summary of the long-term liabilities in Chilean and foreign currency for 2008 is as follows :

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		ThCh$	Average Annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %
LONG TERM LIABILITIES									
Obligation with banks and financial institutions	Indexed Ch$	74,613,549	2.61	-	-	-	-	-	-
	US$	192,958,500	3.19	82,696,500	3.25	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	3,935,314	6.00	66,900,334	3.88	2,623,539	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	21,432,704	-	1,193,759	-	2,663,401	-	67,956,512	-
	Non-indexed Ch$	19,938,877	-	786,370	-	8,635,306	-	5,931,772	-
TOTAL PASIVO LARGO PLAZO		**312,878,944**		**151,576,963**		**13,922,246**		**73,888,284**	
Subtotal by currency	Indexed Ch$	**99,981,567**		**68,094,093**		**5,286,940**		**67,956,512**	
	Non-indexed Ch$	**19,938,877**		**786,370**		**8,635,306**		**5,931,772**	
	US$	**192,958,500**		**82,696,500**		**-**		**-**	

A summary of the long-term liabilities in Chilean and foreign currency for 2007 is as follows :

RUBROS		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		ThCh$	Average Annual Interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %
LONG-TERM LIABILITIES									
Obligation with banks and financial institutions	Indexed Ch$	74,480,659	3.18	-	-	-	-	-	-
	US$	195,462,605	5.64	83,769,688	5.64	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,789,586	6.00	2,789,586	6.00	69,245,680	4.11	-	-
Other long-term liabilities (5)	Indexed Ch$	29,465,350	-	11,220,172	-	12,413,116	-	70,733,976	-
	Non-indexed Ch$	603,600	-	474,088	-	1,279,593	-	6,994,204	-
TOTAL LONG-TERM LIABILITIES		**302,801,800**		**98,253,534**		**82,938,389**		**77,728,180**	
Subtotal by currency	Indexed Ch$	**106,735,595**		**14,009,758**		**81,658,796**		**70,733,976**	
	Non-indexed Ch$	**603,600**		**474,088**		**1,279,593**		**6,994,204**	
	US$	**195,462,605**		**83,769,688**		**-**		**-**	

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

31.   Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2008 or 2007.

32.   Subsequent events:

Change of status (Public Offer for Acquisition of Shares).

On September 16, 2008 the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. called an Extraordinary Shareholders' Meeting for October 7, 2008, in order to approve modification of the Company's bylaws, eliminating the restrictions and references contained in the bylaws in conformity with Title XII of Decree Law No. 3,500, referring, among other things, to the 45% maximum allowed concentration.
The Extraordinary Shareholders' Meeting held on that date, rejected modification of the bylaws in relation to the Public Offer for Acquisition of Shares of Compañía de Telecomunicaciones de Chile S.A.

At meeting held on October 11, 2008 the Company's Board of Directors, accepting the request of shareholders AFP Capital S.A., AFP Cuprum S.A. and AFP Provida, holders of more than 10% of shares, and within the process of the Public Offer for Acquisition of Shares carried out by Inversiones Telefónica Internacional Holding Limitada, subsidiary of Telefonica S.A. (Spain), agreed to call an Extraordinary Shareholders' Meeting on October 28, 2008, in order to approve modification of the Company's bylaws in relation to the restrictions and references mentioned in the first paragraph.

Sale of assets and assignment of customers of Telefónica Asistencia y Seguridad.

On October 13, 2008 the Extraordinary Shareholders' Meeting of Telefonica Asistencia y Seguridad S.A. agreed to accept the binding offer presented by the Prosegur Group, through its company Prosegur Activa Chile Servicios Limitada, for acquisition of the realizable and real assets and assignment of the company's customers.

On October 14, 2008, the sale and customer assignment agreements were signed.
The net effect on income obtained at subsidiary Telefonica Asistencia y Seguridad S.A. (Telemergencia) will be recorded in accordance with Generally Accepted Accounting Principles in Chile, in the fourth quarter of this year.

In the period from October 1 to October 22, 2008, there have been no significant subsequent events that affect the interim consolidated financial statements.

33.   Environment:

In the opinion of Management and the Company's in-house legal counsel, because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

34.   Time deposits:

Details of time deposits are as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2008 ThCh$
Aug 29, 2008	BCO CHILE	CH$	2,500,000	8.52	Oct 01, 2008	2,500,000	18,933	2,518,933
Sep 05, 2008	BCO CHILE	CH$	4,000,000	8.76	Oct 20, 2008	4,000,000	24,333	4,024,333
Sep 09, 2008	BCO SANTANDER	CH$	4,000,000	8.76	Nov 03, 2008	4,000,000	20,440	4,020,440
Sep 09, 2008	HSBC	CH$	3,100,000	8.40	Oct 20, 2008	3,100,000	15,190	3,115,190
Sep 23, 2008	BCO SANTANDER	CH$	4,500,000	9.00	Oct 27, 2008	4,500,000	7,875	4,507,875
Sep 25, 2008	BBVA	CH$	6,500,000	8.22	Oct 03, 2008	6,500,000	7,421	6,507,421
Sep 26, 2008	ABN AMRO B	CH$	3,800,000	8.40	Oct 10, 2008	3,800,000	3,547	3,803,547
Sep 29, 2008	BCI	CH$	1,700,000	8.40	Oct 07, 2008	1,700,000	397	1,700,397
May 20, 2008	BCO CHILE	UF	62	0.80	Nov 14, 2008	1,309,635	3,871	1,313,506
Jun 03, 2008	BCO SANTANDER	UF	169	0.60	Dec 01, 2008	3,555,789	7,052	3,562,841
Jun 04, 2008	BCO SANTANDER	UF	184	0.70	Dec 01, 2008	3,869,036	8,877	3,877,913
Jun 05, 2008	BCO CHILE	UF	80	0.30	Dec 02, 2008	1,672,882	1,631	1,674,513
Sep 02, 2008	BCI	UF	17	-	Dec 02, 2008	355,985	-	355,985
Sep 08, 2008	BCI	USD	164	0.05	Oct 08, 2008	90,362	258	90,620
Sep 08, 2008	BCI	USD	70	0.05	Oct 08, 2008	38,499	110	38,609
Sep 25, 2008	BBVA	USD	4,900	5.15	Oct 02, 2008	2,701,419	1,932	2,703,351
Sep 30, 2008	CITIBANK	USD	3,959	-	Oct 01, 2008	2,182,560	-	2,182,560
Sep 30, 2008	CITIBANK	USD	827	-	Oct 01, 2008	456,190	-	456,190
Total						**46,332,357**	**121,867**	**46,454,224**

35.   Accounts payable:

Details of the accounts payable balance are as follows:

Description	2008 ThCh$	2007 ThCh$
Suppliers		
Chilean	121,829,795	132,223,334
Foreign	13,096,115	8,788,726
Provision for works-in-progress	8,204,666	15,187,199
Total	**143,130,576**	**156,199,259**

September 30, 2008 and 2007
(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

36. **Other accounts payable:**

Details of other accounts payable are as follows:

Description	2008 ThCh$	2007 ThCh$
Exchange insurance contract payables	3,772,811	20,205,726
Billing on behalf of third parties	4,553,405	7,919,646
Accrued supports	1,026,103	952,195
Carrier service	3,451,268	1,962,313
Others	114,794	31,343
Sub Total	**12,918,381**	**31,071,223**
Description	2008 ThCh$	2007 ThCh$
Exchange insurance contract creditors	36,840,771	38,601,589
Sub Total	**36,840,771**	**38,601,589**
Total	**49,759,152**	**69,672,812**

Antonio José Coronet

Accountant Manager

José Molés Valenzuela

General Manager



MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the nine-month period ended
September 30, 2008 and 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Management's Comments and Analysis is a complementary report to the financial statements and notes, therefore it should be read together with the Consolidated Financial Statements.

TABLE OF CONTENTS

1. Highlights ……………………………………………………………………..3
2. Volume statistics, Statements of Income and Income by Business Area…….. 5
3. Analysis of Results for the Period
   3.1 Operating Income ………………………………………………….9
   3.2 Non-operating Income …. …………………………………………11
   3.3 Net Income for the Period… ………………………………………11
   3.4 Adoption of IFRS (equity-profit evolution)………...……………..12
   3.5 Results by Business Area ...……………………………………… 12
4. Statement of Cash Flows … ……………………………….......................13
5. Financial Indicators…………………………………………........................14
   Explanation of the Main Differences between Market
   or Economic Value and Book Value of the Company's Assets …….…………..15
7. Analysis of Markets, Competition and Relative Participation …….............. 15
8. Analysis of Market Risk ……………………………….......................... 17

1. HIGHLIGHTS

<u>Capital Decrease</u>

Telefónica Chile

The ordinary Shareholders' Meeting held on April 14, 2008 agreed to the following:

a) Distribute 46.52% of net income for the year, through payment of a final dividend of Ch$5.276058 per share, to be paid on May 14, 2008.

b) Decrease share capital by ThCh$ 39,243,441 maintaining the same amount of shares issued by the Company, which means paying Ch$ 41 per share, empowering the Board of Directors to set the payment date for the shareholders.

c) Modify Bylaws, in reference to the previously mentioned agreements.

<u>Modification of bylaws (Public offer to acquire shares)</u>

On September 16, 2008 the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. called an Extraordinary Shareholders' Meeting to be held on October 7, 2008, in order to approve modification of the Company's bylaws.

The essential event informing rejection of the modification of bylaws was published on October 7.

On October 12 an essential event was published informing that the Board of Directors Meeting held on October 11, 2008 agreed to call an Extraordinary Shareholders' Meeting on October 28, 2008, in order to address the following issues:

a)   Modify bylaws.
b)   Inform regarding operations in accordance with articles No. 44 and 89 of Law 18,046.
c)   Adopt the necessary agreements to implement the aforementioned modifications.

<u>Sale of assets and assignment of customers of Telefonica Asistencia y Seguridad S.A. to Prosegur.</u>

On October 14 essential event was published informing the official sale of the realizable and real estate and assignment of the customers of subsidiary Telefonica Asistencia y Seguridad S.A. to the Prosegur Group, through its company Prosegur Activa Chile Servicios Limitada.

Appointment of Directors

Telefónica Larga Distancia

The Ordinary Shareholders' Meeting held on April 11, 2008, agreed to appoint the following company directors:

- Emilio Gilolmo López
- José Molés Valenzuela
- Manuel Plaza Martin
- Juan Antonio Etcheverry Duhalde
- Humberto Soto Velasco
- Fernando García Muñoz
- Cristián Aninat Salas

Telefónica Chile

On April 23, 2008 the board of directors agreed to appoint Mr. Andrés Concha Rodríguez as regular director and Mr. Raúl Morodo Leoncio as deputy director.

Telefónica Asistencia y Seguridad

The Ordinary Shareholders' Meeting held on April 29, 2008 agreed to appoint the following company directors:

- José Molés Valenzuela
- Fernando García Muñoz
- Juan Antonio Etcheverry Duhalde
- Manuel Plaza Martin
- Cristian Aninat Salas

Dividends Policy

Telefónica Chile

The ordinary Shareholders' Meeting held on April 14, 2008, agreed to distribute 2007 net income, through payment of a final dividend of Ch$5.276058 per share. In accordance with the current dividend policy, this dividend, added to interim dividend No. 174 in the amount of Ch$5,742,942,510 (historical), equivalent to Ch$6 per share, paid on November 21, 2007, total 100% of net income generated during 2007.

On May 22 the board of directors agreed to pay a capital distribution as of June 13, 2008 in the amount of Ch$41 per share.

Telefónica Larga Distancia

The ordinary Shareholders' Meeting held on April 11, 2008, agreed to distribute 30% of net income for 2007 through payment of a dividend in the amount of Ch$105.10171 per share, which will be paid on May 15, 2008.

Relevant Industry Aspects

The most relevant event in the first half of the year was the strong development of a new Internet connection service, Mobile Broadband, a product offered using 3G technology by the three current mobile operators: Movistar, Entel and Claro. The launching of this service has had an impact on customers that value connectivity in movement and has also reached customer segments that were not serviced by fixed broadband.

The integrated service offer is growingly intense, generating a new focus of competition among the different operators in the sector involving their own services or alliances with third parties. In this manner, in the residential area almost all fixed operators already have package service offers (voice, broadband and TV). A similar situation can be observed in small and medium companies with offers of voice and broadband plans, while in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate integration toward business processes based on information technology. Transversally, mobile communications have become massive in the social and corporate areas of the country.

A competition model based on network infrastructure which mainly uses ADSL, coaxial, fiber optics and wireless (3G, WiMax, PHS) technologies was maintained at a domestic level.

2. *VOLUME STATISTICS, STATEMENTS OF INCOME AND INCOME BY BUSINESS AREA*

TABLE No. 1

VOLUME STATISTICS

DESCRIPTION	SEPTEMBER 2007	SEPTEMBER 2008	VARIANCE	
			Q	%
Lines in Service at end of period	2,179,739	2,134,602	(45,137)	-2.07%
Normal	594,892	480,669	(114,223)	-19.20%
Plans	1,223,727	1,318,026	94,299	7.71%
Prepayment	361,120	335,907	(25,213)	-6.98%
Broadband	607,322	695,234	87,912	14.48%
DLD traffic (thousands)	400,812	423,833	23,021	5.74%
Outgoing ILD traffic (thousands)	54,406	57,491	3,085	5.67%
Dedicated IP (1)	14,624	18,039	3,415	23.35%
Digital Television	197,279	250,850	53,571	27.15%

(1) Does not include citynet.

TABLE No. 2
CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE-MONTH PERIOD ENDED AS OF SEPTEMBER 30, 2008 AND 2007
(Figures in millions of Chilean pesos as of 09.30.2008))

DESCRIPTION	Jan-Sep 2007	Jan-Dec 2007	Jan-Sep 2008	VARIANCE (2008/2007) MCh$	VARIANCE (2008/2007) %
OPERATING INCOME					
VOICE, FIXED NETWORK AND COMPLEMENTARY	**292,711**	**388,687**	**273,210**	**(19,501)**	**-6.7%**
Telephony (Voice)	**186,655**	**247,913**	**173,929**	**(12,726)**	**-6.8%**
Fixed income	43,722	56,038	31,327	(12,395)	-28.3%
Variable income	40,487	53,360	36,076	(4,411)	-10.9%
Minutes plans (flexibility)	102,446	138,515	106,526	4,080	4.0%
Access and interconnection charges (1)	**42,178**	**56,503**	**42,668**	**490**	**1.2%**
Domestic long distance	6,110	7,991	4,739	(1,371)	-22.4%
International long distance	1,410	1,861	1,224	(186)	-13.2%
Other interconnection services	34,658	46,651	36,705	2,047	5.9%
Complementary Services	**63,878**	**84,271**	**56,613**	**(7,265)**	**-11.3%**
Advertising in telephone books	2,992	3,470	2,641	(351)	-11.7%
ISP- switchboard and dedicated	1,265	1,638	247	(1,018)	-80.5%
Telemergencia	6,765	8,689	5,532	(1,233)	-18.2%
Public telephones	6,782	9,024	4,848	(1,934)	-28.5%
Interior installations	23,799	31,093	19,550	(4,249)	-17.9%
Equipment sales	2,783	4,643	4,043	1,260	45.3%
Connections and other installations	1,905	2,791	2,894	989	51.9%
Value added services	11,974	15,896	11,853	(121)	-1.0%
Other income from basic telephony	5,613	7,027	5,005	(608)	-11.0%
BROADBAND	**80,030**	**108,682**	**89,343**	**9,313**	**11.6%**
TELEVISION	**19,022**	**28,398**	**30,220**	**11,198**	**58.9%**
LONG DISTANCE	**46,626**	**62,492**	**42,697**	**(3,929)**	**-8.4%**
Domestic Long Distance	17,406	22,727	14,742	(2,664)	-15.3%
International Services	20,913	28,068	19,992	(921)	-4.4%
Media and Circuit Rental	8,307	11,697	7,963	(344)	-4.1%
CORPORATE COMMUNICATIONS	**63,775**	**87,964**	**65,743**	**1,968**	**3.1%**
Handsets	9,539	13,036	8,473	(1,066)	-11.2%
Complementary Services	11,112	14,993	10,678	(434)	-3.9%
Data Services	23,340	31,323	25,204	1,864	8.0%
Circuits and Others	19,784	28,612	21,388	1,604	8.1%
OTHER BUSINESSES (2)	**1,777**	**2,576**	**1,805**	**28**	**1.6%**
TOTAL OPERATING REVENUES	**503,941**	**678,799**	**503,018**	**(923)**	**-0.2%**
Remunerations	68,447	89,639	68,995	548	0.8%
Depreciation (3)	173,861	229,825	160,044	(13,819)	-7.9%
Other Operating Costs	211,949	283,916	237,045	25,098	11.8%
TOTAL OPERATING COSTS	**454,257**	**603,380**	**466,084**	**11,827**	**2.6%**
OPERATING INCOME	**49,684**	**75,419**	**36,934**	**(12,750)**	**-25.7%**
Financial Income	3,859	5,328	4,011	152	4.0%
Other Non-operating Income	4,030	5,334	3,939	(91)	-2.3%
Income from Investment in Related Companies (4)	1,471	2,019	1,112	(418)	-28.4%
Financial Expenses	(14,120)	(20,222)	(22,799)	8,679	61.5%
Amortization of Goodwill	(1,255)	(1,678)	(1,255)	-	0.0%
Other Non-operating Expenses	(9,983)	(20,678)	(14,266)	4,283	43%
Price-level Restatement and Foreign Currency Translation	3,043	1,490	22,212	19,169	629.9%
NON-OPERATING INCOME	**(12,955)**	**(28,407)**	**(7,046)**	**(5,909)**	**-45.6%**
INCOME BEFORE INCOME TAXES	**36,729**	**47,012**	**29,888**	**(6,841)**	**-18.6%**
Current and Deferred Income Taxes	(26,184)	(35,518)	(21,866)	(4,318)	-16.5%
Minority Interest	322	119	250	(72)	-22.4%
NET INCOME (5)	**10,867**	**11,613**	**8,272**	**(2,595)**	**-23.9%**

(1) Accounting consolidation does not include Telefónica Larga Distancia access charges.
(2) Includes the revenues of T-gestiona, Instituto Telefónica and Fundación.
(3) Underwater cable amortization is presented under other operating costs.
(4) For comparative analysis purposes, participation in the income of investments in related companies is presented net (net income/losses).
(5) For comparison purposes certain reclassifications of 2007 income have been performed.

3.   ANALYSIS OF INCOME FOR THE PERIOD

EVOLUTION OF THE STRUCTURE OF OPERATING REVENUE AND COSTS

Operating revenue

The new revenue structure has been evolving coherently with the voice, broadband and television package services strategy, through a flexible offer where customers create the combination of services that best accommodate their needs.   In this manner, the Company has managed to go from a single-service line of business to a multiservice line of business.

This is evidenced when we analyze the evolution of revenues in the period from January to September, 2008 in comparison to the period from January to September 2007, where it is clearly seen that the flexibility and packaging of multiple services offered by the Company has partially offset the drop in revenues from traditional telephone services and achieved a decrease of only 0.2% in comparison to the same period in 2007.



Operating revenues January-September 2008

In accordance with the comment on Operating Revenues, the increase in revenues from flexible plans, broadband and television have partly reverted the downward tendency of previous years; and offset the drop in revenues from traditional telephone services (fixed and variable charge) and long distance within an adverse economic environment.

The above is reflected in the following graph, where we can appreciate the growth in the contribution product packages, which is highly coincident with the Company's new business strategy.

Contribution to Revenues by Business Area 2007


CORPORATE COMMUNICATIONS
13%
OTHER BUSINESSES
0%
VOICE & COMPLEMENTARY
38%
LONG DISTANCE
9%
TELEVISION
4%
BROADBAND
16%
MINUTES PLANS
20%

Contribution to Revenues by Business Area 2008


CORPORATE COMMUNICATIONS
13%
OTHER BUSINESSES
0%
VOICE & COMPLEMENTARY
34%
LONG DISTANCE
8%
TELEVISION
6%
BROADBAND
18%
MINUTES PLANS
21%

Operating Costs

The new service structure has had a direct effect on the cost structure. The services that form the "multiservice" offer have two fundamental characteristics: on the one hand they have associated variable costs and commercialization expenses, which are added to the Company's fixed costs and, on the other hand, they are services, which due to their nature in general generate a lower margin. Although this has caused an increase in the Company's operating costs, it is expected that they should stabilize in time.

3.1   OPERATING INCOME

As of September 30, 2008, operating income amounted to Ch$ 36,934 million, representing a decrease of 25.7% in relation to the income obtained in the same period in 2007.

A. Operating Revenues

Operating revenues in the 2008 period reached Ch$ 503,018 million, presenting a decrease of 0.2% in relation to the same period in 2007, where they reached Ch$503,941 million.
The Company's strategy, focused on the change in business structure, has allowed it to strengthen its growth in Broadband and Television, which together with Flexible Plans have partly neutralized the drop in income from the traditional business of Fixed Telephony, Complementary Services and Long Distance.

i.   ***Revenues from Voice and Complementary Services:***   These revenues have decreased by 6.7% in comparison to the same period in 2007, mainly because:

Telephone Services (Voice), represents 34.6% of consolidated revenues and shows a 6.8% drop in comparison to the previous period, originated by:
- *Fixed income,* corresponding to the fixed monthly charge for connection to the network, shows a 28.3% drop which is mainly explained by the migration of customers to flexible plans.
- *Variable income* decreased by 10.9%, which shows the effect of lower income derived from a decrease in traffic per line and migration of customers to flexible plans.
- **Flexible plans-** the growth in customers with flexible plans, leveraged by migrations from traditional telephone services and new customers obtained increased by 4% in comparison to the previous year.

Access charges and interconnections, represent 8.5% of consolidated revenues and show a 1.2% increase, mainly due to the 5.9% increase, equivalent to Ch$2,047 million in *other interconnection services,* highlighted by the increase in media rental services, information services, unbundling services and fixed-fixed access charges, effect that is partially offset by lower revenues from *domestic and international long distance* equivalent to 22.4% and 13.2% respectively.

Complementary Services represent 11.3% of consolidated income and have decreased by 11.4%, equivalent to Ch$7,265 million explained mainly by the net effect between:

- The decrease in income from interior income, which is mainly due to the drop in average lines in service, lower income from public telephony, advertising in telephone books, security services, switchboard and dedicated ISP.
- The increase in income from commercialization of equipment and connections and other installations.

ii. **_Broadband:_** Has showed sustained growth in the last years reaching Ch $ 89,343 million in the 2008 period, an 11.6% increase in comparison to the same period in 2007 mainly due to the 14.48% increase in customers.

iii. **_Television:_** Two years after the launching of TV services, income represents 6% of operating income and amounts to Ch$30,220 million. In the same period in 2007, income from these services amounted to Ch$ 19,022 million. The growth in lines in service is 27.15% in comparison to the previous year.

iv. **_Long Distance:_** Revenues from these services have decreased by 8.4% in comparison to the 2007 period, due to a 15.3% decrease in DLD revenues mainly due to lower average revenues and a 4.4% decrease in international services.

It should be noted that although revenues from long distance services have decreased, there has been an increase in the amount of minutes appraised, which is mainly due to the increase in "Multicarrier Hired" income which does not necessarily imply a direct correlation between revenues and the minutes appraised.

v. **_Corporate Communications:_** This business revenue increased by 3.1% in comparison to the 2007 period, mainly due to an increase of 8.1% in revenue from data circuits and 8% in data services.

vi. **_Other Businesses:_** This revenue showed a 1.6% increase mainly due to the increase in the revenue of T-Gestiona in comparison to the previous period.

B. _Operating Costs_

Operating costs for the period reached Ch$466,084 million, increasing by 2.6% in relation to the same period in 2007. This is explained mainly by: i) costs generated for the concept of programmers related to the increase in lines in service, as well as costs due to an increase in rental of IP capacity; ii) plant maintenance costs due to greater production related to STB, ADSL and DTH repairs; and iii) an 11.9% increase in other operating costs, explained by the increase in bad debts due to an increase in the number of customers overdue in excess of 120 days and increased media rental costs.

3.2   NON-OPERATING INCOME

Non-operating income obtained in the period ended September 30, 2008 shows a deficit of Ch$ 7,046 million, which implied a 45.6% decrease in comparison to the previous year. The most significant effects are generated by:

a) **Financial revenues** shows a 4% decrease, mainly due to higher volume of available funds, which are destined transitorily to financial investments.

b) **Other non-operating revenues** reached Ch$ 3,939 million, figure that is lower than the Ch$4,030 million reached in the 2007 period. This is mainly because in the 2007 period greater income from administrative services were obtained.

c) **Financial expenses** increased by 61.5% in the 2008 period, mainly associated to the nominalization of the Company debt, which changed from dollar/UF to dollar/peso, which implies a higher interest rate assumed by the respective insurance contracts at a nominal rate in Chilean pesos. This is framed within the hedge policy that allows the company to mitigate the exposure of the debt to the high volatility of the UF and inflation.

d) **Other non-operating income** reached Ch$ 14,266 million, higher than the Ch$ 9,983 million obtained in the 2007 period. This is derived mainly from higher provisions for expired assets restructuring expenses and withdrawal of out of service property, plant and equipment, effect that is partially compensated by lower expenses related to lawsuits and others.

e) **Price-level restatement** in the 2008 period shows net income of Ch$ 22,212 million, mainly due to variances experienced in the IPC, Unidad de Fomento and exchange rate.

3.3   NET RESULT FOR THE YEAR

As of September 30, 2008, net result showed net income of Ch$ 8,272 million, whereas in the 2007 period net income reached Ch$ 10,867 million. The lower results obtained in the 2008 period derive from lower operating income, which decreased by 25.7%, basically due to the 2.6% increase in operating costs, effect that is partially offset by the 45.6% decrease in non-operating deficit and lower income tax which decreased by 16.5%.

3.4   ADOPTION OF IFRS (Evolution of equity-net income)

In compliance with the standards of the Superintendence of Securities and Insurance (OFC 457) on September 30, 2008, the Company informed it decision to adopt IFRS as of January 1, 2009, as well as the adjustments resulting from that adoption.

As additional information and complementing this analysis, a summary table is included with the quarterly evolution of the impact related to adjustments resulting from the adoption of IFRS.

The information contained in this summary is of a pro forma nature and has not been audited.

	Dec - 07	Mar - 08	Jun - 08	Sep - 08
Chile GAAP shareholders' equity	906,534	914,192	893,653	930,892
IFRS adjustments	(284,439)	(284,474)	(299,968)	(328,231)
IFRS shareholders' equity	**622,095**	**629,718**	**593,685**	**602,661**
Chile GAAP net income	10,856	1,045	3,001	8,272
IFRS adjustments	20,791	8,817	14,925	19,712
IFRS net income	**31,647**	**9,862**	**17,926**	**27,984**

3.5   RESULTS BY BUSINESS AREA

1.   **Local Telephone Business:** Recorded net income of Ch$ 8,272 million as of September 30, 2008, in comparison to Ch$ 10,867 million net income recorded in the 2007 period. The lower income obtained in the 2008 period is mainly due to higher operating costs generated by an increase in the cost of goods and services, explained by the concept of allowance for doubtful accounts which is due to a more conservative policy regarding payment delays. On the other hand, administration and selling expenses increased by 4.8% generated mainly by an increase in the concepts of remunerations and goods and services, which increased by 27.64% and 2.79% respectively. This effect was partially offset by the increase in non-operating income, due to the effect of price-level restatement, which is partially offset by higher financial expenses and a 59.21% increase in loss on investment in related companies.

2.   **Corporate Communications Business:** This business contributed net income of Ch$3,049 million in the period, a 20.51% decrease in relation to the 2007 period which presents net income of Ch$ 3,836 million, due mainly to lower operating income due to the 27.88% increase in administration and selling expenses, effect that is partially offset by a 1.98% decrease in operating costs.

3.- **Long Distance Business:** As of September 30, 2008 presented net income of Ch$ 16,714 million, exceeding net income reached in the 2007 period in the amount of Ch $ 14,785 million. This variation is mainly produced by higher operating income, which was influenced by the 2.43% increase in operating income in comparison to the 2007 period, as well as the 8.88% decrease in administration and selling expenses, effect which was partially compensated by the 0.29% increase in operating costs, respectively. On the other hand, non-operating deficit increased by 96.38%, produced mainly by a 93.35% increase in price-level restatement losses, effect that is partially offset by the 58.33% increase in financial revenues.

4.- **Other Businesses:** The businesses mainly include the services of Instituto Telefónica, T-Gestiona and Fundación. These businesses as a whole generated net income of Ch$ 1,805 million, greater than the Ch$1,777 million obtained in the 2007 period.

4. STATEMENT OF CASH FLOWS

TABLE NO. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of Chilean pesos as of 09.30.2008))

DESCRIPTION	JAN-SEP 2007	JAN-DEC 2007	JAN-SEP 2008	VARIANCE MCh$	%
Cash and cash equivalents at beginning of year	**47,471**	**49,382**	**83,967**	**36,496**	**76.9%**
Cash flows from operating activities	186,387	271,653	141,236	(45,151)	-24.2%
Cash flows from financing activities	(70,321)	(80,338)	(61,837)	8,484	-12.1%
Cash flows from investing activities	(90,899)	(148,789)	(94,360)	(3,461)	3.8%
Effect of inflation on cash and cash equivalents	(2,838)	(4,561)	(5,464)	(2,626)	92.5%
Cash and cash equivalents at end of year	**69,800**	**87,348**	**63,542**	**(6,258)**	**-9.0%**
Net change in cash and cash equivalents during the year	**22,329**	**37,966**	**(20,425)**	**(42,754)**	**N,A,**

The net negative variation in cash and cash equivalents equivalent to Ch$20,425 million in cash flows for the 2008 period, compared to the positive variation of Ch$ 22,329 million in the 2007 period, presented a decrease related mainly to a deficit in cash flows from operating activities in this period, which presented a 24.2% deficit in relation to the same period in 2007 mainly product of the lower charge to income for depreciation, greater charge for the effects of price-level restatement and higher payments made to suppliers.

5.   FINANCIAL INDICATORS

TABLE NO. 4
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-SEP 2007	JAN-DEC 2007	JAN-SEP 2008
LIQUIDITY RATIO			
Current Ratio (Current Assets/current Liabilities)	1.36	1.06	1.45
Acid Ratio (Most liquid Assets/Current Liabilities)	0.25	0.26	0.26
DEBT RATIO			
Debt Ratio (Demand Liabilities / Shareholders' Equity)	0.84	0.86	0.85
Long-term Debt Ratio (Long-term Liabilities / Demand Liabilities)	0.68	0.57	0.70
Financial Expenses Coverage (Income Before Taxes and Interest / Financial Expenses)	3.60	3.60	2.14
RETURN AND NET INCOME PER SHARE RATIO			
Operating Margin (Operating Income / Operating Revenues)	9.52%	14.87%	7.34%
Return on Operating Income (Operating Income / Net Property, Plant and Equipment [1])	3.4%	5.29%	2.72%
Net Income per Share (Net Income / Average Number of Paid Shares each Year)	$10.4	$11.23	$8.6
Return on Equity (Net Income / Average Shareholders' Equity)	2.53%	1.15%	0.87%
Profitability of Assets (Net Income / Average assets)	0.59%	0.63%	0.47%
Yield of Operating Assets (Operating Income /Average Operating Income [2])	3.45%	5.30%	2.81%
Return on Dividends (Dividends Paid / Market Price per Share)	6.2%	7.65%	7.61%
ACTIVITY INDICATORS			
Total Assets	MCh$ 1,798,216	MCh$1,738,833	MCh$ 1,722,911
Sale of Assets	MCh$ 1,088	MCh$ 138	MCh$ 9,977
Investments in Other Companies & Property, Plant & Equip.	MCh$ 46,768	MCh$ 149,064	MCh$ 98,467
Inventory Turnover (times) (Cost of Sales / Average Inventory)	1.82	1.65	1.99
Days in Inventory (Average Inventory / Cost of Sales Times 360 days)	198.11	218.41	180.73

(1)   **Figures at the beginning of the period, restated**
(2)   **Property, plant and equipment are considered operating assets**

From the previous table we emphasize the following:

The common liquidity index shows an increase due to an 8.34% decrease in current liabilities, due to the decrease in miscellaneous payables related to payments made on exchange rate insurance contracts expired in August, together with a decrease in accounts payable, whereas current assets decreased by only 2%.

The debt ratio remains at approximately 0.85 and is explained by the correlation between a 3.79% and 4.51% decrease in demand liabilities and shareholders' equity, mainly due to expired insurance payments and a decrease in stock capital and distribution of dividends carried out in 2007 and 2008, in order to distribute cash surpluses to the shareholders.

6.   EXPLANATION OF THE MAIN DIFFERENCES BETWEEN THE MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) which a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

7.   ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

<u>Synthesis of Market Evolution</u>

It is estimated that the fixed lines in service reached approximately 3.35 million in September 2008, reflecting a 1% increase in respect to September 2007. Long distance traffic dropped 8.9% in DLD and 3.6% in ILD accumulated in relation to the same period of the previous year.

The broadband market recorded a 15% increase in respect to the same period in 2007, reaching 1,412 thousand accesses.

Telefónica Chile offers DTH (direct to home) satellite television services which during September 2008 grew by 15% compared to September 2007 and reached a 17.6% market share.

Relative Participation

The following table shows the relative participation of Telefónica Chile in the markets where it participates as of September 30, 2008:

Business	Market Share	Market Penetration	Position of Telefónica Chile in the Market
Basic Telephone Service	64%	19.9 lines / 100 inhabitants	1
Domestic Long Distance	46%	77 minutes / inhabitants per year	1
International Long Distance	43%	10 minutes / inhabitants per year	1
Corporate Communications	44%	Ch$ 110,892 million (*)	1
Broadband	49%	1,412 thousand connections	1
Security Services	17%	275 thousand connections	2
Pay TV	18%	1,425 thousand accesses	2

(*) Corresponds to estimated accumulated Corporate Services as of September 2008.

8.   ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at floating interest rates. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange insurance.

As of September 30, 2008, the interest bearing debt in original currency expressed in dollars was US$ 776.9 million, including US$ 501.6 million in financial liabilities in dollars and US$275.3 million in debt expressed in "unidades de fomento". In this manner US$ 501.6 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company has Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the closing of the third quarter of 2008, in close to 0% average exposure of the foreign currency financial debt.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks long-term efficiency in financial expenses. This considers fixing interest rates to the extent that these are low and allowing floating rates when the levels are high.

As of September 30, 2008 the Company ended with an exposure of 86% local floating interest rate exposure.

Regulatory Framework

1. Tariff System

Request to review the current qualification of local telephone services offered to the public subject to tariff setting

According to Law 18,168 ("General Telecommunications Law"), the prices of public telecommunications services and of intermediate telecommunications services are freely established by operators, unless there is an express qualification from the Antitrust Commission (formerly the Antitrust Resolutive Commission), stating that the conditions existing in the market are not adequate to guarantee a freedom of prices regime. In this case, the maximum tariffs for certain telecommunications services must be subject to tariff regulation.

As of January 30, 2008, the Ministry of Transportation and Telecommunications requested that the Antitrust Commission review the qualification of telecommunications services for the 2009 - 2014 period, for which it is considered that the market conditions are not adequate to guarantee a free tariff regime. The Ministry of Transportation and Telecommunications considers that the domestic telecommunications market conditions merit reviewing current qualifications.

On February 7, 2008 the Antitrust Commission published in the Official Gazette the resolution through which the procedure contemplated in article 31 of Decree Law 211/73 began, considering the request for a report from the Ministry of Transportation and Telecommunications about the fixed telephone services regime to be presented. On the basis of that resolution, the Antitrust Commission notified the National Economic Attorney General's Office, hereinafter the FNE ("Fiscalía Nacional Económica"), and the country's telecommunications companies, in order for them to contribute information.

Through resolution dated July 22, 2008 published in the Official Gazette, the Antitrust Commission called a public hearing, held on September 11 and 15, where Subtel, FNE, Telefónica and Entel companies, VTR, Telmex, Voissnet and others, voiced their opinion regarding the qualification of services subject to tariff setting.

After the public audience, the Antitrust Commission is in a position to issue its resolution on the consultation.

Setting of local telephone service tariffs to the public of Telefónica Chile

The Undersecretary of Telecommunications published the notice of registration of third party participation in the process of setting the tariffs of Telefónica Chile. The deadline for any third party to register is 10 consecutive days starting on the publication date (April 1, 2008).

On May 30, 2008, the Undersecretary of Telecommunications sent to Telefónica Chile the Preliminary Technical Economic Bases. Analyzing what is proposed in those preliminary bases, Telefónica Chile decided to formulate controversies without requiring the formation of and Experts Commission. On June 4, 2008, Telefónica Chile sent its controversies to the Undersecretary.

On June 9, 2008, Subtel dictated Exempt Resolution No. 562 which defines the Final Technical Economic Bases that will govern the tariff process of Telefónica Chile.

Telefónica Chile is analyzing the tariff study which will be presented on November 7, 2008.

Tariff setting for mobile telephone companies

On February 15, 2008, the Undersecretary of Telecommunications notified Mobile Companies of the Final Technical–Economic Bases to which they must adhere to carry out the Tariff Study that will set the tariffs and access charges and other interconnection services that will be in force for the 2009 – 2014 period

At the end of July mobile companies respectively presented their proposals for interconnection tariffs to the regulatory authority, including the Mobile Access Charge tariff. All of them propose a reduction of that tariff, in a range of 30% to 33% lower than the current tariff.

2. Modification of the Regulatory Framework

2.1. Bill that creates a Panel of Experts.

The object of this project is to create a panel of experts, of a technical nature, integrated by seven professionals who will be in charge of resolving litigations and disagreements between the company and the regulator, for the purpose of reducing judicialization of various regulatory processes in the telecommunications sector.

The project is at the first constitutional stage in the Senate.

2.2. Bill: Network Neutrality.

The project that consecrates neutrality of the network is at the second constitutional process in the Senate. On November 6, 2007 Telefónica Chile submitted the report requested by the Senate's Public Works, Transportation and Telecommunications Commission and subsequently the mentioned commission approved the bill with modifications.

2.3. Public consultations carried out by the Undersecretary of Communications for the purpose of modifying the current regulatory framework

Modification of the concession regime: The purpose of the project submitted for consultation is to modify the Law to adjust to the technological progress reached at a worldwide level which propitiates convergence of networks and services so that network operators and service providers can have a regime without bureaucratic procedures to begin their services, replacing the current regime with a registration system, except when private use of the radio-electric spectrum is required. In addition there is differentiation between network operators and service operators, the separation of local DLD and the DLD multicarrier is eliminated, it is only maintained for ILD; the freedom to freely define the service zone is modified by establishing that the service zones originally registered in the registry cannot be decreased; Broadband is qualified as a "telecommunications service", which enables the application of a series of regulations; sanctions are increased by increasing fines, the deadline for attending to supply requests is reduced from 2 years to 6 months. The Undersecretary of Telecommunications has stated that it will hold a 2nd public consultation on the matter.

Creation of the Superintendency of Telecommunications: The purpose of the project submitted for consultation is to modify the Law by separating competencies related to dictating telecommunications policies from the activities of supervision and preventive punitive control of the operation of the market. The preliminary project is being analyzed by Subtel.

3. Public Tender to Award the Digital Infrastructure Project for Competitiveness and Innovation and its respective Subsidy corresponding to the Annual Program of Subsidy Projects for 2008 of the Telecommunications Development Fund

On October 1, 2008, the Official Gazette published the aforementioned public tender to provide Internet access services to rural locations that currently have no access. The Government's initiative is to take Internet and telephone services to the rural zones of our country, benefiting more than 1,400 locations throughout the national territory.

The deadline for presenting bids expires on December 19, 2008.

Telefónica Chile is technically and economically analyzing the alternatives to decide on its participation in the mentioned public tender.